                                                Filed Pursuant to Rule 424(b)(5)
                                                      Registration No. 333-73936

PROSPECTUS SUPPLEMENT
       (TO PROSPECTUS DATED NOVEMBER 21, 2001)

       [HEALTH CARE REIT LOGO]

       $150,000,000

       8.0% NOTES DUE SEPTEMBER 12, 2012

       - We are offering and selling $150,000,000 in aggregate principal amount of our 8.0% Notes due September 12, 2012. We will receive the proceeds from the sale of the Notes.

       - Interest on the Notes will accrue from September 12, 2002. We will pay interest on the Notes on March 12 and September 12 of each year, beginning March 12, 2003. The Notes will mature on September 12, 2012.

       - The Notes are unsecured and rank equally with all of the other unsecured and senior indebtedness of Health Care REIT, Inc. The Notes will be effectively subordinated to all liabilities of our subsidiaries and to our secured indebtedness.

       - The Notes will not be listed on any national securities exchange or traded on the Nasdaq system.

       - INVESTING IN THE NOTES INVOLVES RISKS. SEE "RISK FACTORS" ON PAGE S-5 IN THIS PROSPECTUS SUPPLEMENT.

                                                                        PER
                                                                       NOTE        TOTAL
         Initial public offering price                                  99.5%   $149,250,000
         Underwriting discounts and commissions                          1.0%   $  1,500,000
         Our proceeds, before expenses                                  98.5%   $147,750,000

       NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE ATTACHED PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

       The underwriters expect to deliver the Notes in book-entry form through the facilities of The Depository Trust Company on or about September 12, 2002, against payment therefor in immediately available funds.



       DEUTSCHE BANK SECURITIES                                      UBS WARBURG



       Prospectus Supplement dated September 6, 2002

                         PROSPECTUS SUPPLEMENT SUMMARY

     THIS SUMMARY HIGHLIGHTS SOME INFORMATION FROM THIS PROSPECTUS SUPPLEMENT. IT MAY NOT CONTAIN ALL OF THE INFORMATION THAT IS IMPORTANT TO YOU. TO UNDERSTAND THIS OFFERING FULLY, YOU SHOULD READ THE ENTIRE PROSPECTUS SUPPLEMENT AND THE PROSPECTUS CAREFULLY. IN THIS PROSPECTUS SUPPLEMENT, UNLESS SPECIFICALLY NOTED OTHERWISE, "WE," "US," "OUR," OR THE "COMPANY" REFER TO HEALTH CARE REIT, INC. AND ITS SUBSIDIARIES.

                               ABOUT OUR COMPANY

     Health Care REIT, Inc. is a self-administered real estate investment trust that invests in health care facilities, primarily nursing homes and assisted living facilities. Founded in 1970, we were the first real estate investment trust to invest exclusively in health care facilities.

     As of June 30, 2002, our investment portfolio included 157 assisted living facilities, 65 skilled nursing facilities and seven specialty care facilities comprising $1,406,132,000 in net real estate investments.

     Our principal executive offices are located at One SeaGate, Suite 1500, Toledo, Ohio 43604, and our telephone number is (419) 247-2800.

                                  OUR STRATEGY

     We seek to increase funds from operations and enhance shareholder value through relationship investing with public and emerging health care chains. The primary components of our strategy include:

     - Relationship Investing. We establish relationships with emerging health care companies and seek to provide financing throughout their growth cycles. We target companies with experienced management teams, substantial insider ownership interests, venture capital backing and significant growth potential.

     - Portfolio Management. We derive portfolio strength from diversity by operator, health care sector and geographic location. We emphasize long-term investment structures that result in a predictable asset base with corresponding recurring income and funds from operations. Generally, our operating leases extend for 10 to 15 years and our mortgage loans provide five to seven years of prepayment protection. At June 30, 2002, the average life of our portfolio was nine years, with 86% of our annualized revenue derived from investments that mature after the year 2006.

     - Depth of Management. Our management team includes six individuals with a total of 105 years of experience in health care and real estate finance.

                                  THE OFFERING

SECURITIES OFFERED............   $150,000,000 aggregate principal amount of
                                 Notes (the "Notes").

INTEREST RATE.................   8.0% per annum.

MATURITY......................   September 12, 2012.

INTEREST PAYMENT DATES........   Semi-annually on March 12 and September 12
                                 commencing March 12, 2003.

RANKING.......................   The Notes will be senior and unsecured
                                 obligations of Health Care REIT, Inc. and will rank equally with all of its other unsecured and senior indebtedness. The Notes will be effectively subordinated to all liabilities of our subsidiaries and to our secured indebtedness. See "Description of the Notes" and "Description of Other Indebtedness."

USE OF PROCEEDS...............   The net proceeds from the sale of the Notes
                                 will be used to invest in additional health care property investments. Pending such use, the proceeds will be used primarily to repay borrowings under our unsecured revolving lines of credit arrangements, which had an outstanding balance of $96 million at August
                                 27, 2002.

OPTIONAL REDEMPTION...........   The Notes are redeemable at any time at our
                                 option, in whole or in part, at a redemption price equal to the sum of (i) the principal amount of the Notes (or portion thereof) being redeemed plus accrued interest thereon to the redemption date and (ii) the Make-Whole Amount, if any, with respect to the Notes (or portion thereof). See "Description of Notes -- Optional
                                 Redemption."

CERTAIN COVENANTS.............   The Notes and the Supplemental Indenture under
                                 which they will be issued contain various covenants including the following:

                                 - We will covenant in our Supplemental
                                   Indenture not to pledge or otherwise subject to any lien, any of our property or assets or our subsidiaries unless the Notes are secured equally and ratably with all other obligations so secured. This covenant will not apply to liens securing obligations which do not in the aggregate at any one time outstanding exceed 15% of our Consolidated Net Tangible Assets. In addition, this covenant will not apply to certain of our other obligations as more fully explained in "Description of Notes -- Certain Covenants."

                                 - We will also covenant in the Supplemental
                                   Indenture that we will not incur or otherwise become liable for any Senior Debt unless the outstanding principal amount of all of our Senior Debt will not, at the time we incur it and after giving effect to our incurrence of that debt and to any concurrent transactions, exceed the greater of (i) 150% of Capital Base or (ii) 225% of Tangible Net Worth.

                                 - We will also covenant in the Supplemental
                                   Indenture that we will have or maintain, on a consolidated basis, as of the last day of each of our fiscal quarters, Interest Coverage of not less than 150%.

SINKING FUND..................   The Notes are not entitled to any sinking fund
                                 payments.

                                  RISK FACTORS

     Before making an investment in the Notes, you should consider the risks described below. This prospectus supplement does not describe all of the risks of an investment in the Notes or the risks relating to our business. You should consult your own financial and legal advisors before making an investment in the Notes.

- THESE NOTES WILL BE SUBORDINATED TO OUR SECURED INDEBTEDNESS AND SUBORDINATED TO ALL LIABILITIES OF OUR SUBSIDIARIES.

     The Notes are obligations only of Health Care REIT, Inc. and will not be guaranteed by our subsidiaries or secured by any of our or their properties or assets. Our subsidiaries, which own approximately 38% of our real estate investments, are separate legal entities and have no obligation to pay any amounts due pursuant to the Notes. Our subsidiaries have guaranteed outstanding debt that may exist from time to time under certain of our Credit Facilities. See "Description of Other Indebtedness -- Credit Facilities."

- OUR BUSINESS OPERATIONS MAY NOT GENERATE THE CASH NEEDED TO SERVICE OUR INDEBTEDNESS.

     We cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will enable us to pay our indebtedness, including these Notes.

- YOU MAY NOT BE ABLE TO RESELL THE NOTES BECAUSE THERE MAY NOT BE AN ACTIVE TRADING MARKET FOR THE NOTES.

     We do not intend to apply for listing of the Notes on any securities exchange or for quotation on the Nasdaq system. There may not be a market for the Notes. The marketability of the Notes will depend on the number of holders, the market for notes of other issuers, our performance and interest rates.

- BANKRUPTCIES INVOLVING OUR OPERATORS MAY ADVERSELY AFFECT OUR ABILITY TO MEET OUR OBLIGATIONS UNDER THE NOTES.

     We are exposed to the risk that our operators may not be able to meet the rent, or principal and interest payments due us, which may result in an operator bankruptcy or insolvency.

     Although our operating lease agreements provide us the right to evict an operator, demand immediate payment of rent and exercise other remedies, and our mortgage loans provide us the right to terminate an investment, demand immediate payment of principal and unpaid interest and foreclose on the collateral, the bankruptcy laws afford certain rights to a party that has filed for bankruptcy or reorganization. An operator in bankruptcy may be able to restrict or delay our ability to collect unpaid rent in the case of a lease or to receive unpaid principal or interest in the case of a mortgage loan.

     The receipt of liquidation proceeds or the replacement of an operator that has defaulted on its lease or loan could be delayed by the approval process of any federal, state or local agency necessary for the transfer of the facility or the replacement of the operator licensed to manage the facility. In addition, we may be required to fund certain expenses (e.g. real estate taxes and maintenance) to retain control of a facility or to transition it to a new operator. In some instances, we have terminated our lease with an operator and leased the facility to another operator. In some of those situations, we provided working capital loans and limited indemnification to the new operator. If we cannot transition the facility to a new operator, we may take possession of a facility, which may expose us to successor liabilities. Should such events occur, our revenue and operating cash flow may be adversely affected.

           CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

     We have made and incorporated by reference statements in this prospectus supplement that constitute "forward-looking statements" as that term is defined in the federal securities laws. These forward-looking statements concern:

     - the possible expansion of our portfolio;

     - the performance of our operators and properties;

     - our ability to obtain new viable operators for properties which we take back from financially troubled operators, if any;

     - our ability to make distributions;

     - our policies and plans regarding investments, financings and other matters;

     - our tax status as a real estate investment trust;

     - our ability to appropriately balance the use of debt and equity; and

     - our ability to access capital markets or other sources of funds.

     When we use words such as "believes," "expects," "anticipates," "estimates" or similar expressions, we are making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Our expected results may not be achieved, and actual results may differ materially from our expectations. This may be a result of various factors, including:

     - the status of the economy;

     - the status of capital markets, including prevailing interest rates;

     - compliance with and changes to regulations and payment policies within the health care industry;

     - changes in financing terms;

     - competition within the health care and senior housing industries; and

     - changes in federal, state and local legislation.

     Other important factors are identified in our Annual Report on Form 10-K for the year ended December 31, 2001, which is incorporated by reference into this prospectus supplement, including factors identified under the headings "Business." We assume no obligation to update or revise any forward-looking statements or to update the reasons why actual results could differ from those projected in any forward-looking statements.

                                  THE COMPANY

     Health Care REIT, Inc. is a self-administered real estate investment trust that invests in health care facilities, primarily nursing homes and assisted living facilities. As of June 30, 2002, long-term care facilities, which include nursing homes and assisted living facilities, comprised approximately 93% of our investment portfolio. Founded in 1970, we were the first real estate investment trust to invest exclusively in health care facilities.

     As of June 30, 2002, we had approximately $1.4 billion of net real estate investments, including credit enhancements, in 229 facilities located in 34 states and managed by 41 different operators. At that date, the portfolio included 157 assisted living facilities, 65 skilled nursing facilities and seven specialty care facilities.

     We seek to increase funds from operations and enhance shareholder value through relationship investing with public and emerging health care chains. The primary components of this strategy are set forth below.

     Relationship Investing. We establish relationships with emerging health care companies and provide financing throughout their growth cycles. We target companies with experienced management teams, substantial insider ownership interests, venture capital backing and significant growth potential.

     By maintaining close ties to health care operators, we are able to provide value added services and monitor our investments on an ongoing basis. Investments are designed to support the operator's business plan. Our investment programs typically include a two- to three-year, multi-facility financing commitment with common terms and maturities, and periodic review of the program's continued efficacy. Economic terms typically include annual rate increases and fair market value based purchase options in operating leases.

     By maintaining relationships within the health care venture capital community, we identify potential new investment opportunities. In turn, because of our experience, knowledge and contacts within various sectors of the health care industry, we are able to assist venture capital firms in identifying new portfolio company investment opportunities.

     Portfolio Management. Portfolio strength is derived from diversity by operator, health care sector and geographic location. We emphasize long-term investment structures that result in a predictable asset base with corresponding recurring income and funds from operations. Generally, operating leases extend for 10 to 15 years and mortgage loans provide five to seven years of prepayment protection. At June 30, 2002, the average life of our portfolio was nine years, with 86% of our annualized revenue derived from investments that mature after the year 2006.

     In addition, we believe that our portfolio has been strengthened by our ability to identify early trends in the health care sector and to seek the best risk-reward allocation within the long-term care sector. In 1991, we initiated a review and analysis of the assisted living industry and made our first investment in this sector in 1992. We allocated most of our investment dollars to the assisted living sector in the eight year period 1993 through 2000 due to the favorable risk-reward relationship in that sector and a concern that revenues in the skilled nursing sector were not sustainable. In 1998, Congress changed the Medicare reimbursement system converting it from a cost-based to a capitation system with significant reduction in reimbursement amounts. These changes created many difficulties in the skilled nursing sector in the period 1998 through 2000, especially for larger, highly leveraged public companies that had a dependency on ancillary revenues. Our decision to reallocate away from skilled nursing facility investments to assisted living drove the percentage of skilled nursing investments in our portfolio from 69% in 1992 to 32% at June 30, 2002, and the percentage of assisted living investments from 18% in 1992 to 61% at June 30, 2002. By overweighting assisted living investments, we avoided most of the difficulties of the nursing home sector; however, our challenge then was to "season" the assisted living component of our portfolio. This process involved overseeing the construction and fill-up of new state of the art, purpose built, prototypical facilities.

     The seasoning of the assisted living portfolio was substantially complete by June 30, 2002, as only 10% of our year-to-date revenues were derived from facilities still in fill-up. At June 30, 2002, we had overseen the stabilization of 133 facilities with an investment balance of approximately $646 million. Assuming the continuing successful seasoning anticipated by December 31, 2002, the number of facilities stabilized is anticipated to reach 140 with a total investment amount of $716 million. This investment focus has produced a modern, state of the art real estate portfolio with an average facility age of approximately five years.

     Due to the restoration of portions of the Medicare reimbursement system by Congress and the successful repositioning of many of the skilled nursing operators, we have reevaluated our investment weightings and are now seeking both seasoned skilled nursing and assisted living facility investments operated by experienced health care operators with a strong operating history and culture.

     Depth of Management. Our management team is comprised of six individuals with 105 years of experience in health care and real estate finance. George L. Chapman has been a member of senior management for over ten years and in 1996 became our Chairman and Chief Executive Officer. Mr. Chapman and the management team have successfully implemented our investment strategy of emphasizing relationship financings with established and emerging health care operators.

THE PORTFOLIO

The following table reflects our portfolio as of June 30, 2002:

                                                                      NUMBER
                                            PERCENTAGE     NUMBER       OF      INVESTMENT      NUMBER       NUMBER
         TYPE OF           INVESTMENTS(1)       OF           OF        BEDS/     PER BED/         OF           OF
         FACILITY          (IN THOUSANDS)   PORTFOLIO    FACILITIES    UNITS     UNIT(2)     OPERATORS(3)   STATES(3)
         --------          --------------   ----------   ----------   -------   ----------   ------------   ---------
Assisted Living
  Facilities..............   $  875,071         61%         157       10,513     $83,460          26           31
Skilled Nursing
  Facilities..............      452,805         32%          65        8,989      50,235          16           16
Specialty Care
  Facilities..............       96,477          7%           7        1,283      75,196           4            3
                             ----------        ---          ---       ------
  Totals..................   $1,424,353        100%         229       20,785
                             ==========        ===          ===       ======

------------

(1) Investments include real estate investments (before the impact of the allowance for losses on loans receivable) and credit enhancements, which amounted to $1,413,493,000 and $10,860,000, respectively.

(2) Investment Per Bed/Unit was computed by using the total investment amount of $1,425,452,000 which includes gross real estate investments, unfunded commitments for which initial funding has commenced, and credit enhancements which total $1,413,493,000, $10,860,000 and $1,099,000, respectively.

(3) Overall, we have investments in properties located in 34 states, managed by 41 different operators.

     In determining whether to invest in a facility, we place primary emphasis on the experience of the operator, the feasibility of the project, the financial strength of the borrower or lessee, the amount of security available to support the investment and the amount of capital that is being committed to the project by the borrower or lessee. In addition, we consider a variety of other factors, including the site's suitability, facility appraisal and environmental reports and the existence of certificate of need procedures or other barriers that limit the entry of competing facilities into the community.

     We regularly monitor our investments through a variety of methods depending on the operator and type of facility. These procedures include the receipt and review of facility and guarantor financial statements, periodic site visits, property reviews and conferences with operators. Such reviews of operators and facilities generally encompass licensure and regulatory compliance materials and reports, contemplated building improvements and other material developments.

     Investments are typically structured using operating leases or mortgage loans which are normally secured by guarantees and/or letters of credit. In addition, multi-property investments are typically cross-collateralized and/or cross-defaulted. We typically invest up to 90% of the appraised value of the property.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth our ratio of earnings to fixed charges for the periods indicated. The ratio of earnings to fixed charges was computed by dividing earnings by our fixed charges. For purposes of calculating these ratios, "earnings" include income from continuing operations before extraordinary item, excluding the equity earnings in a less than 50% owned subsidiary, plus fixed charges and reduced by capitalized interest. "Fixed Charges" consists of interest on all indebtedness and the amortization of loan expenses.

                                                                                          SIX MONTHS
                                                                                             ENDED
                                                           YEAR ENDED DECEMBER 31,         JUNE 30,
                                                       --------------------------------   -----------
                                                       1997   1998   1999   2000   2001   2001   2002
                                                       ----   ----   ----   ----   ----   ----   ----
                                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
Consolidated ratio of earnings to fixed charges......  3.40   3.05   2.83   2.66   2.72   2.70   2.55

                                USE OF PROCEEDS

     The net proceeds from the sale of the Notes are estimated to be $147.6 million. The proceeds will be used to invest in health care property investments. Pending such use, the proceeds will be used primarily to repay borrowings under our unsecured revolving lines of credit arrangements, which had an outstanding balance of $96 million at August 27, 2002, and the balance will be invested in short-term income producing investments.

                              RECENT DEVELOPMENTS

     Effective August 23, 2002, the Company and its subsidiaries entered into an Amended and Restated Loan Agreement for a $175 million unsecured revolving credit facility. See "Description of Other Indebtedness -- Credit Facilities."

                                 CAPITALIZATION

     The following table sets forth our capitalization as of June 30, 2002, and as adjusted to give effect to the sale of the Notes and the application of the estimated proceeds.

                                                                   JUNE 30, 2002
                                                              ------------------------
                                                                ACTUAL     AS ADJUSTED
                                                              ----------   -----------
                                                                   (IN THOUSANDS)
Debt:
  Borrowings under unsecured line of credit
     arrangements(1)........................................  $   99,000   $       --
  Borrowings under secured line of credit arrangements......      64,000       64,000
  Senior Notes Due 2004.....................................      40,000       40,000
  Senior Notes Due 2006.....................................      50,000       50,000
  Senior Notes Due 2007.....................................     175,000      175,000
  Senior Notes Due 2008.....................................     100,000      100,000
  Senior Notes Due 2012.....................................          --      150,000
  Other long-term obligations...............................      48,033       48,033
                                                              ----------   ----------
Total Debt..................................................     576,033      627,033
Shareholders' equity:
  Preferred Stock, $1.00 par value; Authorized -- 10,000,000 shares
     Series B Cumulative Redeemable Preferred
      Stock -- 3,000,000 shares issued and outstanding......      75,000       75,000
     Series C Cumulative Convertible Preferred
      Stock -- 2,400,000 shares issued and outstanding......      60,000       60,000
  Common Stock, $1.00 par value; Authorized -- 75,000,000
     shares; Issued and outstanding -- 38,116,000(2)........      38,116       38,116
  Capital in excess of par value............................     743,875      743,875
  Cumulative net income.....................................     545,557      545,557
  Cumulative dividends......................................    (586,669)    (586,669)
  Accumulated other comprehensive loss......................        (558)        (558)
  Unamortized restricted stock..............................      (4,164)      (4,164)
                                                              ----------   ----------
Total shareholders' equity..................................     871,157      871,157
                                                              ----------   ----------
Total capitalization........................................  $1,447,190   $1,498,190
                                                              ==========   ==========

------------

(1) Approximately $96 million was outstanding under our revolving lines of credit arrangements at August 27, 2002.

(2) Excludes: (i) 1,878,567 shares of common stock reserved for issuance that relate to outstanding options under our 1985 Incentive Stock Option Plan and the 1995 Stock Incentive Plan; (ii) 263,333 shares of common stock reserved for issuance that relate to outstanding options under our Stock Incentive Plan for Non-Employee Directors; and (iii) 592,974 shares of common stock reserved for issuance under our dividend reinvestment plan.

                           SELECTED FINANCIAL INFORMATION

     The following selected financial data for the five years ended December 31, 2001 are derived from our audited consolidated financial statements. The financial data for the six month periods ended June 30, 2002 and June 30, 2001 are derived from unaudited financial statements. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, which we consider necessary for a fair presentation of the financial position and the results of operation for these periods. Operating results for the six months ended June 30, 2002 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2002. The data should be read in conjunction with the consolidated financial statements, related notes and other financial information appearing in our 2001 Annual Report on Form 10-K and incorporated by reference herein.

                                                                                                               SIX MONTHS
                                                            YEAR ENDED DECEMBER 31,                          ENDED JUNE 30,
                                          ------------------------------------------------------------   -----------------------
                                            1997        1998         1999         2000         2001         2001         2002
                                          --------   ----------   ----------   ----------   ----------   ----------   ----------
                                                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
OPERATING DATA:
Revenues(1).............................  $ 73,133   $   97,817   $  129,132   $  136,779   $  133,695   $   65,232   $   77,984
Expenses:
 Interest expense(1)....................    15,317       17,984       26,870       34,579       31,987       16,072       20,009
 Provision for depreciation(1)..........     5,246       10,213       17,844       22,665       30,186       13,757       18,300
 General and administrative and other
   expenses(2)..........................     6,178        7,399        8,868        9,570       10,853        5,149        6,203
Impairment of assets....................        --           --           --           --           --           --          550
 Loss on investments....................        --           --           --        2,000           --           --           --
                                          --------   ----------   ----------   ----------   ----------   ----------   ----------
Total expenses..........................    26,741       35,596       53,582       68,814       73,026       34,978       45,062
                                          --------   ----------   ----------   ----------   ----------   ----------   ----------
Income from continuing operations before
 extraordinary item.....................    46,392       62,221       75,550       67,965       60,669       30,254       32,922
Discontinued operations(1)..............        86           88           88           91           93           72          201
Extraordinary item -- loss on
 extinguishment of debt.................        --           --           --           --         (213)          --         (403)
                                          --------   ----------   ----------   ----------   ----------   ----------   ----------
Net Income..............................    46,478       62,309       75,638       68,056       60,549       30,326       32,720
Preferred Stock dividends...............        --        4,160       12,814       13,490       13,505        6,752        6,718
                                          --------   ----------   ----------   ----------   ----------   ----------   ----------
Net income available to common
 shareholders...........................  $ 46,478   $   58,149   $   62,824   $   54,566   $   47,044   $   23,574   $   26,002
                                          ========   ==========   ==========   ==========   ==========   ==========   ==========

PER SHARE:
Income from continuing operations
 available to common shareholders before
 extraordinary item:
 Basic..................................  $   2.15   $     2.27   $     2.23   $     1.92   $     1.54   $     0.82   $     0.77
 Diluted................................      2.12         2.24         2.21         1.90         1.52         0.81         0.75
Dividends paid per share of Common
 Stock..................................      2.11         2.19         2.27        2.335         2.34         1.17         1.17

BALANCE SHEET DATA:
Real estate investments, net............  $716,193   $1,047,511   $1,241,722   $1,121,419   $1,213,564   $1,107,535   $1,406,132
Total assets............................   734,327    1,073,424    1,271,171    1,156,904    1,269,843    1,152,752    1,466,304
Total debt..............................   249,070      418,979      538,842      439,752      491,216      371,318      576,033
Total liabilities.......................   264,403      439,665      564,175      458,297      511,973      387,306      595,147
Total shareholders' equity..............   469,924      633,759      706,996      698,607      757,870      765,447      871,189

OTHER DATA:
Average number of shares outstanding:
 Basic..................................    21,594       25,579       28,128       28,418       30,534       28,802       34,196
 Diluted................................    21,929       25,954       28,384       28,643       31,027       29,137       34,954
Cash available for distribution(3)......  $ 56,856   $   72,650   $   89,694   $   87,262   $   87,005   $   40,807   $   48,847
Consolidated ratio of earnings to fixed
 charges (unaudited)(4).................      3.40         3.05         2.83         2.66         2.72         2.70         2.55

------------

(1) Certain numbers presented above reflect reclassifications not shown in our 2001 Annual Report on Form 10-K as required by the adoption of the Financial Accounting Standards Board Statement No. 144.

(2) General and administrative and other expenses include loan expense, provision for loan losses and other operating expenses.

(3) Cash available for distribution is defined as net cash provided from operating activities, but does not consider the effects of changes in operating assets and liabilities such as other receivables and accrued expenses. We use cash available for distribution in evaluating investments and our operating performance. Cash available for distribution does not represent cash generated from operating activities in accordance with generally accepted accounting principles, is not necessarily indicative of cash available to fund cash needs, and should not be considered as an alternative to net income as an indicator of our operating performance or as an alternative to cash flow as a measure of liquidity.

(4) For purposes of calculating our unaudited ratio of fixed charges for the periods indicated, "Earnings" include income from continuing operations before extraordinary item, excluding the equity earnings in a less than 50% owned subsidiary, plus fixed charges and reduced by capitalized interest. "Fixed charges" consist of interest on all indebtedness and the amortization of loan expenses.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

LIQUIDITY AND CAPITAL RESOURCES

     At June 30, 2002, our net real estate investments totaled $1,406,132,000 which included 157 assisted living facilities, 65 skilled nursing facilities and seven specialty care facilities. Depending upon the availability and cost of external capital, we anticipate making additional investments in health care related facilities. New investments are funded from temporary borrowings under our line of credit arrangements, internally generated cash and the proceeds derived from asset sales. Permanent financing for future investments, which replaces funds drawn under the line of credit arrangements, is expected to be provided through a combination of private and public offerings of debt and equity securities and the assumption of secured debt. We believe our liquidity and various sources of available capital are sufficient to fund operations, meet debt service and dividend requirements and finance future investments.

     In February, 2002, we issued 906,125 shares of common stock, $1 par value, at a price of $27.59 per share, which generated net proceeds of $23,657,000.

     In May, 2002, we issued 3,450,000 shares of common stock, $1 par value, at a price of $28.00 per share, which generated net proceeds of $91,669,000.

     During the quarter ended June 30, 2002, the holder of our Series C Convertible Preferred Stock converted 600,000 shares into 585,000 shares of common stock.

     As of June 30, 2002, we had a total outstanding debt balance of $576,033,000 and shareholders' equity of $871,157,000 which represents a debt to equity ratio of .66 to 1.0, and a debt to total capitalization ratio of .40 to 1.0.

     As of June 30, 2002, we had an unsecured revolving line of credit expiring March 31, 2003 in the amount of $150,000,000 bearing interest at the lender's prime rate or LIBOR plus 1.5%. In addition, we had an unsecured revolving line of credit in the amount of $25,000,000 bearing interest at the lender's prime rate which expires May 31, 2003. Also, at June 30, 2002, we had secured line of credit arrangements totaling $64,000,000. At June 30, 2002, we had $99,000,000 in borrowings under the unsecured line of credit arrangements and $64,000,000 outstanding on the secured line of credit arrangements.

     As of June 30, 2002, we had an effective shelf registration on file with the Securities and Exchange Commission under which we may issue up to $560,574,000 of securities including debt securities, common and preferred stock and warrants. Depending upon market conditions, we anticipate issuing securities under such shelf registration to invest in additional health care facilities and to repay borrowings under our line of credit arrangements.

RESULTS OF OPERATIONS JUNE 30, 2002 VS. JUNE 30, 2001

     Revenues were comprised of the following:

                                      THREE MONTHS                       YEAR TO DATE
                                          ENDED                             THROUGH
                                        JUNE 30,           CHANGE          JUNE 30,            CHANGE
                                    -----------------   ------------   -----------------   --------------
                                     2002      2001       $       %     2002      2001        $       %
                                    -------   -------   ------   ---   -------   -------   -------   ----
                                         (000'S)
Rental income.....................  $32,782   $23,819   $8,963    38%  $62,784   $46,384   $16,400     35%
Interest income...................    7,107     7,842     (735)   (9)%  13,894    16,787    (2,893)   (17)%
Commitment fees and other income..      749     1,037     (288)  (28)%   1,306     1,927      (621)   (32)%
Prepayment fees...................       --        --       --    --%       --       134      (134)  (100)%
                                    -------   -------   ------   ---   -------   -------   -------   ----
        Total.....................  $40,638   $32,698   $7,940    24%  $77,984   $65,232   $12,752     20%
                                    =======   =======   ======   ===   =======   =======   =======   ====

     For the three and six months ended June 30, 2002, we generated increased rental income as a result of the acquisition of properties for which we receive rent. This offset a reduction in interest income due to the repayment of mortgage loans. Commitment fees and other income decreased primarily as a result of the completion of construction projects.

     Expenses were comprised of the following:

                                       THREE MONTHS                       YEAR TO DATE
                                           ENDED                             THROUGH
                                         JUNE 30,           CHANGE          JUNE 30,           CHANGE
                                     -----------------   ------------   -----------------   -------------
                                      2002      2001       $       %     2002      2001        $       %
                                     -------   -------   ------   ---   -------   -------   -------   ---
                                          (000'S)
Interest expense...................  $10,278   $ 7,968   $2,310    29%  $20,009   $16,072   $ 3,937    24%
Loan expense.......................      580       389      191    49%    1,157       764       393    51%
Provision for depreciation.........    9,634     6,982    2,652    38%   18,300    13,757     4,543    33%
Provision for losses...............      250       250       --    --%      500       500        --    --%
Impairment of assets...............      550        --      550   100%      550        --       550   100%
General and admin. expenses........    2,285     2,034      251    12%    4,546     3,885       661    17%
                                     -------   -------   ------   ---   -------   -------   -------   ---
  Total............................  $23,577   $17,623   $5,954    34%  $45,062   $34,978   $10,084    29%
                                     =======   =======   ======   ===   =======   =======   =======   ===

     The increase in interest expense for both the three month and year-to-date periods was primarily due to the issuance of $175 million in unsecured senior notes in August, 2001. This was offset by lower average borrowings on our lines of credit and lower interest rates. In addition, there was a reduction in the amount of capitalized interest offsetting interest expense. We capitalize certain interest costs associated with funds used to finance the construction of properties owned directly by us. The amount capitalized is based upon the borrowings outstanding during the construction period using the rate of interest which approximates our cost of financing. Capitalized interest for the three-month and year-to-date periods totaled $0 and $0, respectively as compared with $205,000 and $539,000 for the same periods in 2001.

     The provision for depreciation increased over the comparable periods in 2001 primarily as a result of additional investments in properties owned directly by us.

     General and administrative expenses as a percentage of revenues for the three-month and year-to-date periods were 5.63% and 5.83% as compared with 6.21% and 5.95% for the same periods in 2001.

     Other Items:

                                           THREE MONTHS                     YEAR TO DATE
                                               ENDED                           THROUGH
                                             JUNE 30,          CHANGE         JUNE 30,          CHANGE
                                          ---------------   ------------   ---------------   ------------
                                           2002     2001      $      %      2002     2001      $      %
                                          ------   ------   -----   ----   ------   ------   -----   ----
                                              (000'S)
Discontinued operations.................  $  173   $   48   $ 125    260%  $  201   $   72   $ 129    179%
Loss on extinguishment of debt..........    (403)      --    (403)  (100%)   (403)      --    (403)  (100%)
Preferred dividends.....................   3,341    3,376     (35)    (1%)  6,718    6,752     (34)    (1%)
                                          ------   ------   -----   ----   ------   ------   -----   ----
  Total.................................  $3,111   $3,424   $(313)    (9%) $6,516   $6,824   $(308)    (5%)
                                          ======   ======   =====   ====   ======   ======   =====   ====

     During the second quarter of 2002, we sold properties with carrying values of $1,866,000 for a gain of $145,000. In addition, this property generated $56,000 of income after deducting depreciation and interest expense from rental income for the six months ended June 30, 2002.

     In April, 2002, we purchased $35,000,000 of unsecured senior notes that were due in 2003. We recorded a charge of $403,000 in connection with this early extinguishment.

     As a result of the various factors mentioned above, net income available to common shareholders for the three-month and year-to-date periods was $13,490,000, or $0.37 per diluted share, and $26,002,000, or $0.74 per diluted share, respectively, as compared with $11,747,000, or $0.40 per diluted share, and $23,574,000 or $0.81 per diluted share for the comparable periods in 2001.

RESULTS OF OPERATIONS DECEMBER 31, 2001 VS. DECEMBER 31, 2000

     Revenues were comprised of the following:

                                                YEAR ENDED                 CHANGE
                                       -----------------------------   --------------
                                       DEC. 31, 2001   DEC. 31, 2000      $       %
                                       -------------   -------------   -------   ----
                                              (IN THOUSANDS)
Rental income........................    $ 98,988        $ 88,312      $10,676     12%
Interest income......................      31,294          41,064       (9,770)   (24%)
Commitment fees and other income.....       3,848           5,837       (1,989)   (34%)
Prepayment fees......................         990              57          933   1637%
                                         --------        --------      -------   ----
  Totals.............................    $135,120        $135,270      $  (150)     0%
                                         ========        ========      =======   ====

     We generated increased rental income as a result of the completion of real property construction projects for which we began receiving rent and the purchase of properties previously financed by us. This offsets a reduction in interest income due to the repayment of mortgage loans and the purchase of properties previously financed by us.

     Expenses were comprised of the following:

                                                  YEAR ENDED                CHANGE
                                         -----------------------------   -------------
                                         DEC. 31, 2001   DEC. 31, 2000      $       %
                                         -------------   -------------   -------   ---
                                                (IN THOUSANDS)
Interest expense.......................     $32,028         $34,622      $(2,594)   (7%)
Provision for depreciation.............      30,227          22,706        7,521    33%
Loss on investment.....................          --           2,000       (2,000)  100%
General and admin. expenses............       8,078           7,405          673     9%
Loan expense...........................       1,775           1,165          610    52%
Provision for losses...................       1,000           1,000            0     0%
                                            -------         -------      -------   ---
  Totals...............................     $73,108         $68,898      $ 4,210     6%
                                            =======         =======      =======   ===

     The decrease in interest expense from 2000 to 2001 was primarily due to lower average borrowings during the year, offset by a reduction in the amount of capitalized interest offsetting interest expense.

     We capitalize certain interest costs associated with funds used to finance the construction of properties owned directly by us. The amount capitalized is based upon the borrowings outstanding during the construction period using the rate of interest which approximates our cost of financing. Our interest expense is reduced by the amount capitalized. Capitalized interest for the year ended December 31, 2001, totaled $841,000, as compared with $3,079,000 for the same period in 2000.

     The provision for depreciation increased as a result of additional investment in properties owned directly by us.

     In 2000, we restructured our investments with Summerville Health Care. As part of the restructuring agreement, Summerville agreed to permit us to re-lease 10 of its 11 facilities to new operators and repaid substantially all of our subdebt investment. As part of Summerville's recapitalization, our $2 million non-yielding preferred stock investment was substantially diluted. Accordingly, we wrote off our investment in 2000, resulting in a $2 million charge.

     Other items:

                                                   YEAR ENDED                CHANGE
                                          -----------------------------   ------------
                                          DEC. 31, 2001   DEC. 31, 2000     $       %
                                          -------------   -------------   ------   ---
                                                 (IN THOUSANDS)
Gain on sales of properties.............     $(1,250)        $1,684       $ (434)  (26%)
Loss on extinguishment of debt..........        (213)            --         (213)  n/a
Preferred dividends.....................      13,505         13,490           15     0%

     As a result of the various factors mentioned above, net income available to common shareholders was $47,044,000, or $1.52 per diluted share, for 2001 as compared with $54,566,000, or $1.91 per diluted share, for 2000.

RESULTS OF OPERATIONS DECEMBER 31, 2000 VS. DECEMBER 31, 1999

     Revenues were comprised of the following:

                                                 YEAR ENDED                CHANGE
                                        -----------------------------   -------------
                                        DEC. 31, 2000   DEC. 31, 1999      $       %
                                        -------------   -------------   -------   ---
                                               (IN THOUSANDS)
Rental income.........................    $ 88,312        $ 72,000      $15,612    21%
Interest income.......................      41,064          48,076       (7,012)  (15%)
Commitment fees and other income......       5,837           6,263         (426)   (7%)
Prepayment fees.......................          57           1,565       (1,508)  (96%)
                                          --------        --------      -------   ---
  Totals..............................    $135,270        $127,604      $ 6,666     0%
                                          ========        ========      =======   ===

     We generated increased rental income as a result of the completion of real property construction projects for which we began receiving rent and the purchase of properties previously financed by us. This offsets a reduction in interest income due to the repayment of mortgage loans and the purchase of properties previously financed by us.

     Expenses were comprised of the following:

                                                  YEAR ENDED                CHANGE
                                         -----------------------------   -------------
                                         DEC. 31, 2000   DEC. 31, 1999      $       %
                                         -------------   -------------   -------   ---
                                                (IN THOUSANDS)
Interest expense.......................     $34,622         $26,916      $ 7,706    29%
Provision for depreciation.............      22,706          17,885        4,821    27%
Loss on investment.....................       2,000              --        2,000   n/a
General and admin. expenses............       7,405           7,359           46     1%
Loan expense...........................       1,165             909          256    28%
Provision for losses...................       1,000             600          400    67%
                                            -------         -------      -------   ---
  Totals...............................     $68,898         $53,669      $15,229    28%
                                            =======         =======      =======   ===

     The increase in interest expense from 1999 to 2000 was due to higher average interest rates on our line of credit and secured debt and a reduction in the amount of capitalized interest offsetting interest expense.

     We capitalize certain interest costs associated with funds used to finance the construction of properties owned directly by us. The amount capitalized is based upon the borrowings outstanding during the construction period using the rate of interest which approximates our cost of financing. Our interest expense is reduced by the amount capitalized. Capitalized interest for the year ended December 31, 2000, totaled $3,079,000, as compared with $8,578,000 for the same period in 1999.

     The provision for depreciation increased as a result of additional investment in properties owned directly by us.

     In 2000, we restructured our investments with Summerville Health Care. As part of the restructuring agreement, Summerville agreed to permit us to re-lease 10 of its 11 facilities to new operators and repaid substantially all of our subdebt investment. As part of Summerville's recapitalization, our $2 million non-yielding preferred stock investment was substantially diluted. Accordingly, we wrote off our investment in 2000, resulting in a $2 million charge.

     Other items:

                                                    YEAR ENDED               CHANGE
                                           -----------------------------   ----------
                                           DEC. 31, 2000   DEC. 31, 1999    $      %
                                           -------------   -------------   ----   ---
                                                  (IN THOUSANDS)
Gain on sales of properties..............     $ 1,684         $   703      $981   140%
Preferred dividends......................      13,490          12,814       676     5%

     As a result of the various factors mentioned above, net income available to common shareholders was $54,566,000, or $1.91 per diluted share, for 2000 as compared with $62,824,000, or $2.21 per diluted share, for 1999.

ACCOUNTING POLICIES

     Management reviews the adequacy of the allowance for loan losses on a quarterly basis. We make mortgage loans and sometimes provide working capital and subdebt loans to operators of health care facilities in our portfolio. When reviewing the ultimate collectibility of these loans, management uses moderate assumptions of operating performance to determine the operator's ability to repay the obligation. As facts and circumstances change, management takes these into account to determine if the allowance for loan losses is adequate.

     Management reviews our real estate portfolio on a quarterly basis to determine if there are any indicators of impairment. If indicators of impairment exist, management determines, using moderate assumptions and the information available at that time, if the projected undiscounted cash flows exceed the net book value of the property. If the projected undiscounted cash flows do not exceed the net book value, the property is written down to fair market value.

     During the quarter ended June 30, 2002, it was determined that the projected cash flows from a parcel of land did not exceed its net book value and a charge of $550,000 was recorded to reduce the property to its fair market value.

IMPACT OF INFLATION

     During the past three years, inflation has not significantly affected our earnings because of the moderate inflation rate. Additionally, our earnings are primarily long-term investments with fixed interest rates. These investments are mainly financed with a combination of equity, senior notes and borrowings under the revolving lines of credit. During inflationary periods, which generally are accompanied by rising interest rates, our ability to grow may be adversely affected because the yield on new investments may increase at a slower rate than new borrowing costs. Presuming the current inflation rate remains moderate and long-term interest rates do not increase significantly, we believe that inflation will not impact the availability of equity and debt financing.

                            MANAGEMENT AND DIRECTORS

EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth certain information regarding our Executive Officers and Directors:

EXECUTIVE OFFICERS

               NAME                 AGE                             OFFICE
               ----                 ---                             ------
George L. Chapman.................  55    Chairman of the Board and Chief Executive Officer
Raymond W. Braun..................  44    President and Chief Financial Officer
Erin C. Ibele.....................  40    Vice President and Corporate Secretary
Charles J. Herman.................  37    Vice President, Operations
Michael A. Crabtree...............  45    Treasurer

BOARD OF DIRECTORS

               NAME                 AGE                            POSITION
               ----                 ---                            --------
William C. Ballard, Jr. ..........  61    Of Counsel, Greenebaum, Doll & McDonald PLLC and Director,
                                          Mid-America Bancorp., Healthcare Recoveries, Inc. and
                                          UnitedHealth Group
Pier C. Borra.....................  62    Chairman, President and Chief Executive Officer of CORA
                                          Health Services, Inc., Lima, Ohio, and former Chairman,
                                          President and Chief Executive Officer of Arbor Health Care
                                          Company, Lima, Ohio
George L. Chapman.................  55    Chairman of the Board and Chief Executive Officer
Jeffrey H. Donahue................  56    Former Executive Vice President and Chief Financial
                                          Officer of The Rouse Company, Columbia, Maryland
Peter J. Grua.....................  48    Principal and President of HLM Management Company, Inc.,
                                          Boston, Massachusetts
Sharon M. Oster...................  54    Professor of Economics, Entrepreneurship and Management,
                                          Yale University School of Management and Director of the
                                          Aristotle Corporation and Transpro, Inc.
Bruce G. Thompson.................  73    President and Director of First Toledo Corporation,
                                          Toledo, Ohio
R. Scott Trumbull.................  53    Executive Vice President International Operations &
                                          Corporate Development of Owens-Illinois, Inc. and Director
                                          of Franklin Electric Company, Inc.
Richard A. Unverferth.............  79    Chairman of Unverferth Manufacturing, Inc. and Chairman of
                                          the Board of H.C.F. Inc., Kalida, Ohio

                            DESCRIPTION OF THE NOTES

     The following description of the particular terms of the Notes supplements, and to the extent inconsistent therewith, replaces the description of the general terms and provisions of the Debt Securities set forth in the prospectus, to which reference is hereby made. The following summary is qualified in its entirety by reference to the Indenture referred to in the prospectus, and the Supplemental Indenture. Capitalized terms not otherwise defined herein shall have the meanings given them in the prospectus. In this section, unless specifically noted otherwise, the terms "we," "us," and "our" refer only to Health Care REIT, Inc., and not its subsidiaries.

GENERAL

     The Notes will be issued as a separate series of debt securities under a first supplemental indenture, dated as of September 6, 2002 (the "Supplemental Indenture"), between us and Fifth Third Bank (the "Trustee"). The Notes initially will be limited in aggregate principal amount to $150 million. This series may be reopened and we may from time to time issue additional notes of the same series. The Notes will be issued only in fully registered form without coupons, in denominations of $1,000 and integral multiples thereof. The Notes will be evidenced by a global note in book-entry form, except under the limited circumstances described under "-- Book-Entry System" below. The Notes will not be listed on any national securities exchange or traded on the Nasdaq system.

     The Notes will mature on September 12, 2012 (unless earlier redeemed). The Notes will bear interest from September 12, 2002 at the rate per annum shown on the front cover of this prospectus supplement payable semi-annually on March 12 and September 12 of each year, commencing March 12, 2003, to the persons in whose names the Notes are registered at the close of business on the March 1 or September 1, as the case may be, next preceding such interest payment date.

     The Notes will be senior unsecured obligations of ours and will rank equally with each other and with all of our other unsecured and senior indebtedness outstanding from time to time. The Notes will not be guaranteed by our subsidiaries. The Notes will be effectively subordinated to our secured indebtedness and to all liabilities of our subsidiaries, including certain amounts due under certain Credit Facilities. See "-- Description of Other Indebtedness" below. Accordingly, such prior indebtedness and liabilities will have to be satisfied in full before you will be able to realize any value from our encumbered or indirectly held properties. As of June 30, 2002, our subsidiaries owned approximately 38% of the assets reflected in our consolidated balance sheets and the liabilities of our subsidiaries were approximately $142 million (for which we were also liable). We and our subsidiaries may also incur additional indebtedness, including secured indebtedness, subject to the provisions described below under "-- Certain Covenants."

CERTAIN COVENANTS

     The Notes will not be secured by a mortgage, pledge or other lien. We will covenant in the Supplemental Indenture not to pledge or otherwise subject to any lien, any of our property or assets or those of our subsidiaries unless the Notes are secured by such pledge or lien equally and ratably with all other obligations secured thereby so long as such other obligations shall be so secured; provided, however, that such covenant will not apply to liens securing obligations which do not in the aggregate at any one time outstanding exceed 15% of the Consolidated Net Tangible Assets (as defined below) of us and our consolidated subsidiaries. In addition, this covenant will not apply to:

        (a) Pledges or deposits by us or our subsidiaries under workers' compensation laws, unemployment insurance laws, social security laws, or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness (as defined below) of us or our subsidiaries), or leases to which we or any of our subsidiaries is a party, or deposits to secure public or statutory obligations of ours or our subsidiaries or deposits of cash or United States Government Bonds to secure surety, appeal, performance or other similar bonds to which we or any of our subsidiaries is a party, or deposits as security for contested taxes or import duties or for the payment of rent;

        (b) Liens imposed by law, such as carriers', warehousemen's, materialmen's and mechanics' liens, or Liens arising out of judgments or awards against us or any of our subsidiaries which we or such subsidiary at the time shall be currently prosecuting an appeal or proceeding for review;

        (c) Liens for taxes not yet subject to penalties for non-payment and Liens for taxes the payment of which is being contested in good faith and by appropriate proceedings;

        (d) Minor survey exceptions, minor encumbrances, easements or reservations of, or rights of, others for rights of way, highways and railroad crossings, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real properties;

        (e) Liens incidental to the conduct of our business or that of any of our subsidiaries or to the ownership of our or their respective properties that were not incurred in connection with Indebtedness of ours or such subsidiary's, all of which Liens referred to in this clause (e) do not in the aggregate materially impair the value of the properties to which they relate or materially impair their use in the operation of the business taken as a whole of us and our subsidiaries, and as to all of the foregoing referenced in clauses (a) through (e), only to the extent arising and continuing in the ordinary course of business;

        (f) Purchase money Liens on property acquired or held by us or our subsidiaries in the ordinary course of business, securing Indebtedness incurred or assumed for the purpose of financing all or any part of the cost of such property; provided, that (i) any such Lien attaches concurrently with or within 20 days after the acquisition thereof, (ii) such Lien attaches solely to the property so acquired in such transaction,
     (iii) the principal amount of the Indebtedness secured thereby does not exceed 100% of the cost of such property, and (vi) the aggregate amount of all such Indebtedness on a consolidated basis for us and our subsidiaries shall not at any time exceed $1,000,000;

        (g) Liens existing on our balance sheet as of December 31, 2001; and

        (h) Any extension, renewal or replacement (or successive extensions, renewals or replacements), as a whole or in part, of any Lien referred to in the foregoing clauses (a) through (g) inclusive; provided, however, that the amount of any and all obligations and Indebtedness secured thereby shall not exceed the amount thereof so secured immediately prior to the time of such extension, renewal or replacement and that such extension, renewal or replacement shall be limited to all or a part of the property which secured the Lien so extended, renewed or replaced (plus improvements on such property).

     We will also covenant in the Supplemental Indenture that we will not create, assume, incur, or otherwise become liable in respect of, any Senior Debt (as defined below) unless the aggregate outstanding principal amount of our Senior Debt will not, at the time of such creation, assumption or incurrence and after giving effect thereto and to any concurrent transactions, exceed the greater of (i) 150% of our Capital Base (as defined below) or (ii) 225% of our Tangible Net Worth (as defined below).

     Finally, we will covenant in the Supplemental Indenture that we will have or maintain, on a consolidated basis, as of the last day of each fiscal quarter, Interest Coverage (as defined below) of not less than 150%.

     For purposes of the foregoing covenants, the defined terms have the following meanings:

     "Capital Base" -- means, at any date, the sum of Tangible Net Worth and Subordinated Debt.

     "Capital Lease" -- means at any time any lease of property, real or personal, which, in accordance with generally accepted accounting principles, would at such time be required to be capitalized on a balance sheet of the lessee.

     "Capitalized Lease Obligations" -- means as to any Person, the obligations of such Person to pay rent or other amounts under a lease of (or other agreement conveying the right to use) real and/or personal property which obligations are required to be classified and accounted for as a Capital Lease on a balance sheet of such Person under GAAP.

     "Consolidated Net Tangible Assets" -- means the aggregate amount of assets (less applicable reserves and other properly deductible items) less (i) all current liabilities and (ii) all goodwill, trade names, trademarks, patents, unamortized debt discount and expenses and other like tangibles of ours and our consolidated subsidiaries, all as set forth on our most recent consolidated balance sheet prepared in accordance with GAAP.

     "EBITDA" -- means for any period, with respect to us and our subsidiaries on a consolidated basis, determined in accordance with GAAP, the sum of net income (or net loss) for such period plus, the sum of all amounts treated as expenses for: (a) interest, (b) depreciation, (c) amortization, and (d) all accrued taxes on or measured by income to the extent included in the determination of such net income (or net loss); provided, however, that net income (or net loss) shall be computed without giving effect to extraordinary losses or gains.

     "Indebtedness" -- means with respect to any Person, all: (a) liabilities or obligations, direct and contingent, which in accordance with GAAP would be included in determining total liabilities as shown on the liability side of a balance sheet of such Person at the date as of which Indebtedness is to be determined, including, without limitation, contingent liabilities that in accordance with such principles, would be set forth in a specific Dollar amount on the liability side of such balance sheet, and Capitalized Lease Obligations of such Person; (b) liabilities or obligations of others for which such Person is directly or indirectly liable, by way of guaranty (whether by direct guaranty, suretyship, discount, endorsement, take-or-pay agreement, agreement to purchase or advance or keep in funds or other agreement having the effect of a guaranty) or otherwise; (c) liabilities or obligations secured by Liens on any assets of such Person, whether or not such liabilities or obligations shall have been assumed by it; and (d) liabilities or obligations of such Person, direct or contingent, with respect to letters of credit issued for the account of such Person and bankers acceptances created for such Person.

     "Interest Coverage" -- means as at the last day of any fiscal quarter, the quotient, expressed as a percentage (which may be in excess of 100%), determined by dividing EBITDA by Interest Expense; all of the foregoing calculated by reference to the immediately preceding four (4) fiscal quarters of ending on such date of determination.

     "Interest Expense" -- means for any period, on a combined basis, the sum of all interest paid or payable (excluding unamortized debt issuance costs) on all items of Indebtedness outstanding at any time during such period.

     "Liabilities" -- means, at any date, the items shown as liabilities on our consolidated balance sheet except any item of deferred income, including capital gains.

     "Lien" -- means any mortgage, deed of trust, pledge, security interest, encumbrance, lien, claim or charge of any kind (including any agreement to give any of the foregoing), any conditional sale or other title retention agreement, any lease in the nature of any of the foregoing, and the filing of or agreement to give any financing statement under the Uniform Commercial Code of any jurisdiction.

     "Person" -- means any individual, corporation, partnership, limited liability company, joint venture, trust, unincorporated organization, government or any political subdivision thereof.

     "Senior Debt" -- means all Indebtedness other than Subordinated Debt.

     "Subordinated Debt" -- means any unsecured Indebtedness which is issued or assumed pursuant to, or evidenced by, an indenture or other instrument which contains provisions for the subordination of such other Indebtedness (to which appropriate reference shall be made in the instruments evidencing such other Indebtedness if not contained therein) to the Notes (and, at our option, if so provided, to other Indebtedness of ours, either generally or as specifically designated).

     "Tangible Net Worth" -- means the sum of capital surplus, earned surplus and capital stock, minus deferred charges with GAAP consistently applied.

DEFEASANCE AND COVENANT DEFEASANCE

     The Notes are subject to defeasance and covenant defeasance, as described in the Indenture and the Supplemental Indenture. Specifically, we, at our option
(a) will be discharged from any and all obligations in respect of the Notes (except for certain obligations to register the transfer or exchange of the Notes, to replace destroyed, stolen, lost or mutilated Notes, and to maintain an office or agency in respect of the Notes and hold moneys for payment in trust) or (b) will be released from our obligations to comply with the Covenants that are specified under "Certain Covenants" above with respect to the Notes, and the occurrence of an Event of Default described below under "-- Events of Default" shall no longer be an Event of Default if, in either case, we irrevocably deposit with the Trustee, in trust, money or U.S. Government obligations that through payment of interest thereon and principal thereof in accordance with their terms will provide money in an amount sufficient to pay all of the principal of (and premium, if any) and any interest on the Notes on the dates such payments are due (which may include one or more redemption dates designated by us) in accordance with the terms of such Notes.

     Such a trust may only be established if, among other things, (a) no Event of Default or event which with the giving of notice or lapse of time, or both, would become an Event of Default under the Indenture shall have occurred and be continuing on the date of such deposit, and (b) we shall have delivered an Opinion of Counsel to the effect that the holders of the Notes of such series will not recognize gain or loss for United States Federal income tax purposes as a result of such deposit or defeasance and will be subject to United States Federal income tax in the same manner as if such defeasance had not occurred. In the event we omit to comply with our remaining obligations under the Indenture after a defeasance of the Indenture with respect to the Notes and the Notes are declared due and payable because of the occurrence of any undefeased Event of Default, the amount of money and U.S. Government obligations on deposit with the Trustee may be insufficient to pay amounts due on the Notes at the time of the acceleration resulting from such Event of Default. However, we will remain liable in respect of such payments.

SINKING FUND

     The Notes are not entitled to any sinking fund payments.

OPTIONAL REDEMPTION

     The Notes may be redeemed at any time at our option, in whole or from time to time in part, at a redemption price equal to the sum of (i) the principal amount of the Notes (or portion thereof) being redeemed plus accrued interest thereon to the redemption date and (ii) the Make-Whole Amount (as defined below), if any, with respect to the Notes (or portion thereof) (the "Redemption Price").

     If notice has been given as provided in the Indenture and funds for the redemption of any Notes (or any portion thereof) called for redemption shall have been made available on the redemption date referred to in such notice, such Notes (or any portion thereof) will cease to bear interest on the date fixed for such redemption specified in such notice and the only right of the Holders of the Notes will be to receive payment of the Redemption Price.

     Notice of any optional redemption of any Notes (or any portion thereof) will be given to Holders at their addresses, as shown in the security register for such Notes, not more than 60 nor less than 30 days prior to the date fixed for redemption. The notice of redemption will specify, among other items, the Redemption Price and the principal amount of the Notes held by such Holder to be redeemed.

     We will notify the Trustee at least 30 days prior to giving notice of redemption (or such shorter period as is satisfactory to the Trustee) of the aggregate principal amount of such Notes to be redeemed and their redemption date. If less than all of the Notes are to be redeemed at our option, the Trustee shall select, in such manner as it shall deem fair and appropriate, the Notes to be redeemed in whole or in part.

     As used herein:

     "Make-Whole Amount" -- means, in connection with any optional redemption or accelerated payment of any Notes, the excess, if any, of (i) the aggregate present value as of the date of such redemption or accelerated payment of each dollar of principal being redeemed or paid and the amount of interest (exclusive of interest accrued to the date of redemption or accelerated payment) that would have been payable in respect of each such dollar if such redemption or accelerated payment had not been made, determined by discounting, on a semi-annual basis, such principal and interest at the Reinvestment Rate (determined on the third Business Day preceding the date such notice of redemption is given or declaration of acceleration is made) from the respective dates on which such principal and interest would have been payable if such redemption or accelerated payment had not been made, over (ii) the aggregate principal amount of the Notes being redeemed or paid.

     "Reinvestment Rate" -- means 0.25% plus the arithmetic mean of the yields under the respective heading "Week Ending" published in the most recent Statistical Release under the caption "Treasury Constant Maturities" for the maturity (rounded to the nearest month) corresponding to the remaining life to maturity, as of the payment date of the principal being redeemed or paid. If no maturity exactly corresponds to such maturity, yields for the two published maturities most closely corresponding to such maturity shall be calculated pursuant to the immediately preceding sentence and the Reinvestment Rate shall be interpolated or extrapolated from such yields on a straight-line basis, rounding in each of such relevant periods to the nearest month. For the purpose of calculating the Reinvestment Rate, the most recent Statistical Release published prior to the date of determination of the Make-Whole Amount shall be used.

     "Statistical Release" -- means that statistical release designated "H.15(519)" or any successor publication that is published weekly by the Federal Reserve System and that establishes yields on actively traded United States government securities adjusted to constant maturities, or, if such statistical release is not published at the time of any determination under the Indenture, then such other reasonably comparable index that shall be designated by us.

BOOK-ENTRY SYSTEM

     The Notes will be issued in the form of one or more fully registered global securities ("Global Securities") that will be deposited with, or on behalf of The Depository Trust Company ("DTC"), and registered in the name of DTC's nominee, Cede & Co. Except under the circumstance described below, the Notes will not be issuable in definitive form. Unless and until

IT IS EXCHANGED IN WHOLE OR IN PART FOR THE INDIVIDUAL NOTES REPRESENTED THEREBY, A GLOBAL SECURITY MAY NOT BE TRANSFERRED EXCEPT AS A WHOLE BY DTC TO A NOMINEE OF DTC OR BY A NOMINEE OF DTC TO DTC OR ANOTHER NOMINEE OF DTC OR BY DTC OR ANY NOMINEE OF DTC TO A SUCCESSOR DEPOSITORY OR ANY NOMINEE OF SUCH SUCCESSOR.

     DTC has advised us of the following information regarding DTC: DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act of 1934.

     DTC holds and provides asset servicing for over 2 million issues of U.S. and non-U.S. equity issues, corporate and municipal debt issues, and money market instruments from over 85 countries that DTC's participants ("Direct Participants") deposit with DTC. DTC also facilitates the post-trade settlement among Direct Participants of sales and other securities transactions in deposited securities, through electronic computerized book-entry transfers and pledges between Direct Participants' accounts. This eliminates the need for physical movement of securities certificates. Direct Participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation ("DTCC"). DTCC, in turn, is owned by a number of Direct Participants of DTC and members of the National Securities Clearing Corporation, Government Securities Clearing Corporation, MBS Clearing Corporation, and Emerging Markets Clearing Corporation (NSCC, GSCC, MBSCC, and EMCC are also subsidiaries of DTCC), as well as by the New York Stock Exchange, Inc., the American Stock Exchange LLC, and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, and clearing corporations that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). DTC has Standard & Poor's highest rating:
AAA. The DTC rules applicable to its Participants are on file with the Securities and Exchange Commission.

     Purchases of Global Securities under the DTC system must be made by or through Direct Participants, which will receive a credit for the Global Securities on DTC's records. The ownership interest of each actual purchaser of each Global Security ("Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from DTC of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the Global Securities are to be accomplished by entries made on the books of Direct and Indirect Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in Global Securities, except in the event that use of the book-entry system for the Global Securities is discontinued.

     To facilitate subsequent transfers, all Global Securities deposited by Direct Participants with DTC are registered in the name of DTC's partnership nominee, Cede & Co., or such other nominee as may be requested by an authorized representative of DTC. The deposit of Global Securities with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the Global Securities; DTC's records reflect only the identity of the Direct Participants to whose accounts such Global Securities are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

     Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

     Neither DTC nor Cede & Co. (nor any other DTC nominee) will consent or vote with respect to the Global Securities unless authorized by a Direct Participant in accordance with DTC's procedures. Under its usual procedures, DTC mails an Omnibus Proxy to us as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Global Securities are credited on the record date (identified in a listing attached to the Omnibus Proxy). Principal and interest payments on the Global Securities will be made to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC. DTC's practice is to credit Direct Participants' accounts, upon DTC's receipt of funds and corresponding detail information from us or the Trustee, on payable date in accordance with their respective holdings shown on DTC's records. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such Participant and not of DTC, the Trustee or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to Cede & Co. (or such other nominee as requested by an authorized representative of DTC) is our responsibility or that of the Trustee, disbursement of such payments to Direct Participants shall be the responsibility of DTC, and disbursement of such payments to the Beneficial Owners shall be the responsibility of Direct and Indirect Participants.

     DTC may discontinue providing its services as securities depository with respect to the Global Securities at any time by giving reasonable notice to us or the Trustee. Under such circumstances, in the event that a successor securities depository is not obtained, Global Security certificates are required to be printed and delivered.

     We may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depository). In that event, Global Security certificates will be printed and delivered.

     The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy thereof.

SAME-DAY SETTLEMENT AND PAYMENT

     Settlement for the Notes will be made by the underwriters in immediately available funds. All payments of principal and interest in respect of the Notes will be made by us in immediately available funds.

     Secondary trading in long-term notes and debentures of corporate issuers is generally settled in clearing house or next-day funds. In contrast, the Notes will trade in DTC's Same-Day Funds Settlement System until maturity or until the Notes are issued in certificated form, and secondary market trading activity in the Notes will therefore be required by DTC to settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the Notes.

EVENTS OF DEFAULT

     In addition to the events of default in the Indenture described in the prospectus, the following will constitute events of default under the Supplemental Indenture:

     - We do not pay the principal or any premium on the Notes at their maturity date.

     - We default under any of our other indebtedness in an aggregate principal amount exceeding $10,000,000 after the expiration of any applicable grace period, which default results in the acceleration of the maturity of such indebtedness. Such default is not an event of default if the other indebtedness is discharged, or the acceleration is rescinded or annulled, within a period of 10 days after we receive notice specifying the default and requiring that we discharge the other indebtedness or cause the acceleration to be rescinded or annulled. Either the trustee or the holders of more than 50% in principal amount of the Notes may send the notice.

     - The entry by a court of competent jurisdiction of one or more judgments, orders or decrees against us or any of our subsidiaries in an aggregate amount (excluding amounts fully covered by insurance) in excess of $10,000,000 and such judgments, orders or decrees remain undischarged, unstayed and unsatisfied in an aggregate amount (excluding amounts fully covered by insurance) in excess of $10,000,000 for a period of 30 consecutive days.

                       DESCRIPTION OF OTHER INDEBTEDNESS

CREDIT FACILITIES

     We have a $175 million unsecured revolving credit facility (the "Credit Facility") with KeyBank National Association as Administrative Agent, Deutsche Bank Securities Inc., as Syndication Agent, and the seven lenders signatory thereto, which matures on August 22, 2005 and bears annual fees of 15 to 50 basis points. The Credit Facility provides for interest on outstanding borrowings at either LIBOR plus a margin of 85 to 150 basis points or a base rate. The margins on LIBOR or prime rate borrowings and the annual fees are dependent upon various conditions, including our debt rating and the level of borrowings outstanding. At August 27, 2002, we were able to borrow at either LIBOR plus 130 basis points or the base rate.

     The Credit Facility contains customary affirmative and restrictive covenants that, among other things, limit us and our subsidiaries with respect to indebtedness, liabilities, liens, dividends, loans, investments, purchases and fundamental changes to the corporate structure or line of business. We also are required to maintain a minimum tangible net worth of $700 million plus 100% of net issuance proceeds received by us in connection with equity issuances, an interest coverage ratio of not less than 250%, a leverage ratio of not more than
1.20 to 1.00, and a ratio of unencumbered assets to unsecured indebtedness of not less than 2.10 to 1.00, all as defined in the Credit Facility.

     The Credit Facility contains customary events of default, including, among other things, and subject to applicable grace periods, other indebtedness payment defaults, material misrepresentations, covenant defaults, certain bankruptcy events and judgment defaults. Health Care REIT, Inc. and each of our subsidiaries are co-borrowers under the Credit Facility.

     We also have an unsecured revolving line of credit in the amount of $25,000,000 bearing interest at the lender's prime rate expiring May 31, 2003 and a secured line of credit of $60,000,000, which bears interest at the lender's prime rate, or LIBOR plus 200 basis points, but in either case not less than 7.00%. This line of credit expires on February 24, 2004. Health Care REIT, Inc. and each of our subsidiaries are co-borrowers under the secured line of credit.

SENIOR NOTES

     In August 2001, we completed the sale of $175 million of Senior Unsecured Notes due 2007. The notes have a weighted average interest rate of 7.50%.

     In March 1999, we completed the sale of $50 million of Senior Unsecured Notes due 2006. The notes have a weighted average interest rate of 8.17%.

     In March 1998, we completed the sale of $100 million of Senior Unsecured Notes due 2008. The notes have a weighted average interest rate of 7.625%.

     In April 1997, we completed the sale of $80 million of Senior Unsecured Notes. Of those which are still outstanding, we priced $40 million of the notes due 2004. The notes have a weighted average interest rate of 8.09%.

                                    TAXATION

GENERAL

     Since our inception, we have elected to be taxed as a real estate investment trust ("REIT") under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended. We believe that we were organized and have operated in such a manner as to qualify for taxation as a REIT under the Code, and we intend to continue to operate in such a manner, but no assurance can be given that we will operate in a manner so as to qualify or remain qualified.

     If we meet the requirements to be taxed as a REIT, we will not generally be subject to federal income tax on taxable income and gains that are currently distributed to our shareholders. Any undistributed taxable income or gain, however, will be taxed to us at regular corporate rates. In addition, we may be subject to special taxes on net income derived from certain sales or other dispositions of property (other than foreclosure property) held primarily for sale to customers in the ordinary course of business by us and on certain income derived from foreclosure properties.

     If we were to fail to qualify as a REIT for any taxable year, and certain relief provisions did not apply, we would be subject to federal income tax (including the alternative minimum tax) on our taxable income at regular corporate rates and would not receive a deduction for dividends paid to our shareholders. Failure to qualify as a REIT could result in our significantly reducing our distributions and incurring substantial indebtedness, or liquidating substantial investments in order to pay the resulting taxes.

     The preceding is only a summary of the complex federal income tax rules governing the taxation of us. Moreover, in order to qualify to be taxed as a REIT, we must elect to be taxed as a REIT and satisfy a variety of complex tests relating to the ownership of our shares and our income, assets and distributions. A more detailed discussion of the federal income taxation of us and our shareholders is provided in our Annual Report on Form 10-K for the fiscal year ended December 31, 2001.

TAX CONSIDERATIONS IF NOTES ARE ISSUED AT DISCOUNT

     The Notes may be subject to special tax rules applicable to debt instruments issued at a discount. These "original issue discount rules," or "OID rules," require that holders of certain debt instruments issued at a discount impute interest income equal to the amount of the discount (in addition to any stated and otherwise reportable interest income). A debt instrument, such as the Notes offered under this prospectus supplement, has original issue discount if its stated redemption price at maturity exceeds its issue price. A debt instrument's stated redemption price at maturity is the sum of all payments provided by the debt instrument other than qualified stated interest payments. Qualified stated interest is the stated interest that is unconditionally payable in cash or in property (other than debt instruments of the issuer) at least annually at a single fixed rate. A debt instrument's issue price is the first price at which a substantial portion of the debt instruments is sold for money. Special rules also apply to debt instruments with variable interest rates and debt instruments that provide one or more contingent payments. If the Notes offered by this prospectus supplement are issued with original issue discount, the original issue discount must be taken into account by the holders of the Notes as income over the term of the Notes. However, if the original issue discount with respect to any debt instrument, including any original issue discount associated with these Notes, is less than one-quarter of 1% (.0025) of the stated redemption price at maturity multiplied by the number of complete years to maturity, the original issue discount is treated as zero.

     YOU ARE ADVISED TO CONSULT YOUR OWN TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF YOUR ACQUISITION, OWNERSHIP AND SALE OF THE NOTES, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES OF SUCH ACQUISITION, OWNERSHIP AND SALE AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

                                  UNDERWRITING

     Subject to the terms and conditions contained in underwriting agreement, each underwriter named below has severally agreed to purchase, and we have agreed to sell to such underwriter, the principal amount of Notes set forth opposite the name of such underwriter.

                                                               PRINCIPAL AMOUNT
UNDERWRITER                                                        OF NOTES
-----------                                                    ----------------
Deutsche Bank Securities Inc. ..............................     $ 56,250,000
UBS Warburg LLC ............................................     $ 48,750,000
Banc of America Securities LLC .............................     $ 22,500,000
Legg Mason Wood Walker, Incorporated .......................     $ 11,250,000
Raymond James & Associates, Inc. ...........................     $ 11,250,000
                                                                 ------------
  Total.....................................................     $150,000,000
                                                                 ============

     The underwriting agreement provides that the obligations of the several underwriters to purchase the Notes included in this offering are subject to certain conditions precedent and that the underwriters are obligated to purchase all the Notes if they purchase any of the Notes.

     The underwriters have advised us that they propose initially to offer the Notes directly to the public at the public offering price set forth on the cover page of this prospectus supplement and to certain dealers at the public offering price less a concession not in excess of 0.6% of the principal amount of the Notes. The underwriters may allow, and such dealers may reallow, a concession not in excess of 0.375% of the principal amount of the Notes to certain other dealers. After the initial public offering, the public offering price and such concessions may be changed.

     The following shows the underwriting discounts and commissions to be paid to the underwriters by us in connection with this offering (expressed as a percentage of the principal amount of the Notes).

                                                               PAID BY HEALTH CARE
                                                                      REIT
                                                               -------------------
Per Note....................................................              1.0%
  Total.....................................................       $1,500,000

     The underwriters may engage in stabilizing and syndicate covering transactions in accordance with Rule 104 under the Securities Exchange Act of 1934. Rule 104 permits stabilizing bids to purchase the underlying security so long as bids do not exceed a specified maximum. Syndicate covering transactions involve purchase of Notes in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing and syndicate covering transactions may cause the price of the Notes to be higher than it would otherwise be in the absence of such transactions. These transactions, if commenced, may be discontinued at any time.

     The Notes are a new issue of securities with no established trading market. We do not intend to apply for listing of the Notes on a national securities exchange. We have been advised by the underwriters that they intend to make a market in the Notes, but the underwriters are not obligated to do so and may discontinue market-making at any time without notice. We can provide no assurances as to the liquidity of, or any trading market for, the Notes.

     We estimate that our total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $200,000.

     We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect of any of those liabilities.

     Certain of the underwriters or their predecessors have, from time to time, provided investment banking and other financial advisory services to us, for which they have received customary fees.

                                 LEGAL MATTERS

     The validity of the Notes offered by this prospectus supplement, as well as certain legal matters relating to us, will be passed upon for us by Shumaker, Loop & Kendrick, LLP, Toledo, Ohio. Certain legal matters related to the offering will be passed upon for the underwriters by Calfee, Halter & Griswold LLP, Cleveland, Ohio.

                                    EXPERTS

     The consolidated financial statements of Health Care REIT, Inc. appearing in Health Care REIT, Inc.'s Annual Report (Form 10-K) for the year ended December 31, 2001, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

PROSPECTUS
                                  $677,344,400
                             HEALTH CARE REIT, INC.
                                DEBT SECURITIES
                                PREFERRED STOCK
                                  COMMON STOCK
                                    WARRANTS

    We may periodically offer and sell, in one or more offerings:

    - debt securities

    - shares or fractional shares of preferred stock

    - shares of common stock

    - warrants to purchase debt securities, preferred stock, or common stock

    We will offer these securities at an aggregate initial public offering price of up to $677,344,400, on terms we will determine at the time of offering. We may offer our debt securities and preferred stock, common stock and warrants separately or together, in separate classes or series, in amounts, at prices and on terms we will describe in one or more supplements to this Prospectus. Each Prospectus Supplement will include, where applicable:

    - In the case of debt securities:

       - specific designation

       - aggregate principal amount

       - denomination

       - maturity

       - priority

       - interest rate

       - time of interest

       - terms of redemption at our option or repayment at your option or for sinking fund payments

       - terms for conversion into or exchange for other securities we offer

       - initial public offering price

    - In the case of preferred stock:

       - series designation

       - number of shares

       - dividend

       - liquidation preference

       - redemption

       - conversion

       - voting and other rights

       - initial public offering price

    - In the case of common stock:

       - number of shares

       - initial public offering price

    - In the case of warrants:

       - number

       - terms

       - designation and number of securities issuable upon their exercise

       - exercise price

       - any listing of the warrants or the underlying securities on a securities exchange

       - any other terms in connection with the offering, sale, and exercise

    - In the case of all securities offered:

       - whether such securities will be offered separately or together with other securities

    In addition, such specific terms may include limitations on direct or beneficial ownership and restrictions on transfer of the securities, in each case as may be appropriate to preserve our status as a real estate investment trust for federal income tax purposes. The applicable Prospectus Supplement will also contain information about certain federal income tax considerations relating to, and any listing on a securities exchange of, these securities.

    We may offer these securities directly, through agents we designate periodically, or to or through underwriters or dealers. If designated agents or underwriters are involved in the sale of any of the securities, we will disclose in the prospectus supplement their names, any applicable purchase price, fee, compensation arrangement between or among them, and our net proceeds from such sale. See "Plan of Distribution." No securities may be sold without the delivery of the applicable Prospectus Supplement describing the securities and the method and terms of their offering.

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES, OR DETERMINED IF THIS
  PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED ON OR ENDORSED THE
               MERITS OF THIS OFFERING. ANY REPRESENTATION TO THE
                             CONTRARY IS UNLAWFUL.

    This Prospectus may not be used to consummate sales of securities unless accompanied by a Prospectus Supplement.

               THE DATE OF THIS PROSPECTUS IS NOVEMBER 21, 2001.

                               TABLE OF CONTENTS


ABOUT THIS PROSPECTUS.......................................     3
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS........     3
WHERE YOU CAN FIND ADDITIONAL INFORMATION...................     4
DOCUMENTS INCORPORATED BY REFERENCE.........................     4
ABOUT OUR COMPANY...........................................     5
RISK FACTORS................................................     6
HOW WE INTEND TO USE THE PROCEEDS...........................     6
RATIOS OF EARNINGS TO FIXED CHARGES AND EARNINGS TO COMBINED
  FIXED CHARGES AND PREFERRED STOCK DIVIDENDS...............     6
GENERAL DESCRIPTION OF THE OFFERED SECURITIES...............     6
DESCRIPTION OF DEBT SECURITIES..............................     7
     General................................................     7
     Denominations, Interest, Registration and Transfer.....     9
     Merger, Consolidation or Sale of Assets................     9
     Certain Covenants......................................    10
     Events of Default and Related Matters..................    10
     Modification of an Indenture...........................    11
     Discharge, Defeasance and Covenant Defeasance..........    12
     Subordination..........................................    13
     Guarantees.............................................    13
     Global Securities......................................    13
DESCRIPTION OF OUR COMMON STOCK.............................    14
     General................................................    14
     Share Purchase Rights..................................    14
DESCRIPTION OF OUR PREFERRED STOCK..........................    15
     General................................................    15
     Rank...................................................    16
     Distributions..........................................    17
     Redemption.............................................    17
     Liquidation Preference.................................    18
     Voting Rights..........................................    18
     Conversion Rights......................................    19
     Our Exchange Rights....................................    19
DESCRIPTION OF WARRANTS.....................................    19
     General................................................    19
     Exercise of Securities Warrants........................    20
     Amendments and Supplements to Securities Warrant
      Agreement.............................................    21
     Common Stock Warrant Adjustments.......................    21
RESTRICTIONS ON TRANSFER OF SECURITIES......................    22
DESCRIPTION OF CERTAIN PROVISIONS OF OUR CERTIFICATE OF
  INCORPORATION AND BY-LAWS.................................    22
     Anti-Takeover Provisions...............................    22
     Limitations On Transactions Involving Us and Our
      Shareholders..........................................    23
REIT QUALIFICATION..........................................    24
PLAN OF DISTRIBUTION........................................    24
LEGAL OPINIONS..............................................    26
EXPERTS.....................................................    26

                             ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement we filed with the SEC using a "shelf" registration process. Under this shelf process, we may sell any combination of the securities described in this prospectus from time to time in one or more offerings up to a total amount of proceeds of $677,344,400. This prospectus provides you only with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement containing specific information about the terms of that offering. The prospectus supplement may also add to, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading "Where You Can Find Additional Information" and "Documents Incorporated By Reference."

     You should rely only on the information contained and incorporated by reference in this prospectus. Neither we nor the underwriters have authorized any other person to provide you with different or inconsistent information from that contained in this prospectus and the applicable prospectus supplement. If anyone provides you with different or inconsistent information, you should not rely on it. You should assume that the information in this prospectus and the applicable prospectus supplement, as well as information we previously filed with the SEC and incorporated by reference, is accurate only as of the date on the front cover of this prospectus and the applicable prospectus supplement. Our business, financial condition, results of operations and prospects may have changed since those dates.

     Unless otherwise indicated or unless the context requires otherwise, all references in this prospectus to "the Company," "we," "us," "our" and similar references mean Health Care REIT, Inc. and its subsidiaries.

              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

     We have made and incorporated by reference statements in this document that constitute "forward-looking statements" as that term is defined in the federal securities laws. These forward-looking statements concern:

     - the possible expansion of our portfolio;

     - the performance of our operators and properties;

     - our ability to obtain new viable tenants for properties which we take back from financially troubled tenants, if any;

     - our ability to make distributions;

     - our policies and plans regarding investments, financings and other matters;

     - our tax status as a real estate investment trust;

     - our ability to appropriately balance the use of debt and equity; and

     - our ability to access capital markets or other sources of funds.

     When we use words such as "believes," "expects," "anticipates," "estimates" or similar expressions, we are making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Our expected results may not be achieved, and actual results may differ materially from our expectations. This may be a result of various factors, including:

     - the status of the economy;

     - the status of capital markets, including prevailing interest rates;

     - compliance with and changes to regulations and payment policies within the health care industry;

     - changes in financing terms;

     - competition within the health care and senior housing industries; and

     - changes in federal, state and local legislation.

     Other important factors are identified in our Annual Report on Form 10-K, which is incorporated into this prospectus, including factors identified under the headings "Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." We assume no obligation to update or revise any forward-looking statements or to update the reasons why actual results could differ from those projected in any forward-looking statements.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

     This prospectus is part of a registration statement on Form S-3 we have filed with the SEC covering the securities that may be offered under this prospectus. The registration statement, including the attached exhibits and schedules, contains additional relevant information about the securities.

     Additionally, we file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy the registration statement and any reports, statements or other information on file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of those documents upon payment of a duplicating fee to the SEC. You may also review a copy of the registration statement at the SEC's regional offices in Chicago, Illinois and New York, New York. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. You can review our SEC filings and the registration statement by accessing the SEC's Internet site at http://www.sec.gov.

     You can also inspect our reports, proxy statements and other information about us at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

     This prospectus does not contain all the information set forth in the registration statement. We have omitted certain parts consistent with SEC rules. For further information, please see the registration statement.

                      DOCUMENTS INCORPORATED BY REFERENCE

     The SEC allows us to "incorporate by reference" the information we file with the SEC, which means:

     - we consider incorporated documents to be part of the prospectus;

     - we may disclose important information to you by referring you to those documents; and

     - information we subsequently file with the SEC will automatically update and supersede the information in this prospectus.

     This prospectus incorporates by reference the following documents:

     - Annual Report on Form 10-K for the year ended December 31, 2000.

     - Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2001.

     - Quarterly Report on Form 10-Q for the quarterly period ended June 30,
       2001.

     - Current Reports on Form 8-K filed with the SEC on June 15, 2001 and August 9, 2001.

     - Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2001.

     - The description of our common stock as set forth in our registration statement filed under the Exchange Act on Form 8-A on June 17, 1985, including any amendment or report for the purpose of updating such description.

     - The description of the rights to purchase our Series A junior participating preferred stock, par value $1.00 per share, associated with our common stock, as set forth in our registration statement filed under the Exchange Act on Form 8-A on August 3, 1994, including any amendment or report for the purpose of updating such description.

     - All subsequent documents filed by us under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act of 1934 after the date of this prospectus and before the termination of the offering.

     This prospectus summarizes material provisions of contracts and other documents to which we refer. Since this prospectus may not contain all the information that you may find important, you should review the full text of those documents. Upon request, we will provide each person receiving this prospectus a free copy, without exhibits, of any or all documents incorporated by reference into this prospectus. You may direct such requests to:

     Erin C. Ibele, Vice President and Corporate Secretary
     Health Care REIT, Inc.
     One SeaGate
     Suite 1500
     Toledo, Ohio 43604
     (419) 247-2800

                               ABOUT OUR COMPANY

     Health Care REIT, Inc. is a self-administered real estate investment trust that invests in health care facilities, primarily skilled nursing facilities and assisted living facilities. Founded in 1970, we were the first real estate investment trust to invest exclusively in health care facilities. As of September 30, 2001, our investment portfolio included 147 assisted living facilities, 48 skilled nursing facilities and seven specialty care facilities, comprising $1.1 billion in real estate investments.

     We seek to increase funds from operations and enhance shareholder value through relationship investing with public and emerging health care chains. The primary components of our strategy include:

     - Relationship Investing. We establish relationships with emerging health care companies and seek to provide financing throughout their growth cycles. We target companies with experienced management teams, substantial insider ownership interests, venture capital backing and significant growth potential.

     - Portfolio Management. We derive portfolio strength from diversity by operator, health care sector and geographic location. We emphasize long-term investment structures that result in a predictable asset base with corresponding recurring income and funds from operations. Generally, our operating leases extend for ten to 15 years and our mortgage loans provide five to seven years of prepayment protection. At September 30, 2001, the average life of our portfolio was nine years, with 88% of our annualized revenue derived from investments that mature after the year 2004.

     - Depth of Management. Our management team includes six individuals with a total of approximately 99 years of experience in health care and real estate finance.

     Our objective is to enable you to participate in health care investments that produce income and preserve principal. Since our inception, we have paid 122 consecutive quarterly dividends.

     Our executive offices are located at One SeaGate, Suite 1500, Toledo, Ohio, 43604, and the telephone number is (419) 247-2800.

                                  RISK FACTORS

     Certain of the securities to be offered hereby may involve a high degree of risk. Such risks will be set forth in the prospectus supplement relating to such offered securities.

                       HOW WE INTEND TO USE THE PROCEEDS

     Unless otherwise described in a prospectus supplement, we intend to use the net proceeds from the sale of any securities under this prospectus for general business purposes, which may include acquisition of and investment in additional properties and the repayment of borrowings under our credit facility or other debt. Until the proceeds from a sale of securities by us are applied to their intended purposes, they will be invested in short-term investments, including repurchase agreements, some or all of which may not be investment grade.

                    RATIOS OF EARNINGS TO FIXED CHARGES AND
                       EARNINGS TO COMBINED FIXED CHARGES
                         AND PREFERRED STOCK DIVIDENDS

     The following table sets forth our ratios of earnings to fixed charges and earnings to combined fixed charges and preferred stock dividends for the periods indicated. The ratio of earnings to fixed charges was computed by dividing earnings by our fixed charges. The ratio of earnings to combined fixed charges and preferred stock dividends was computed by dividing earnings by our combined fixed charges and preferred stock dividends. For purposes of calculating these ratios, "earnings" consist of pre-tax net income before extraordinary item, excluding the equity earnings in a less than 50% owned subsidiary, plus fixed charges reduced by the amount of capitalized interest. "Fixed charges" means the sum of interest expensed and capitalized, amortized premiums, discounts and capitalized expenses related to indebtedness.

                                         NINE MONTHS
                                            ENDED
                                        SEPTEMBER 30,           YEAR ENDED DECEMBER 31,
                                        --------------    ------------------------------------
                                        2001     2000     2000    1999    1998    1997    1996
                                        -----    -----    ----    ----    ----    ----    ----
Consolidated ratio of earnings to
  fixed charges (unaudited)...........  2.81     2.69     2.66    2.83    3.05    3.40    2.93
Consolidated ratio of earnings to
  combined fixed charges and preferred
  stock dividends (unaudited).........  2.02     2.01     1.98    2.10    2.63    3.40    2.93

     We issued 3,000,000 shares of 8 7/8% Series B Cumulative Redeemable Preferred Stock in May 1998, and 3,000,000 shares of Series C Cumulative Convertible Preferred Stock in January 1999.

                 GENERAL DESCRIPTION OF THE OFFERED SECURITIES

     We may offer under this prospectus one or more of the following categories of our securities:

     - debt securities, in one or more series;

     - shares of our preferred stock, par value $1.00 per share, in one or more series;

     - shares of our common stock, par value $1.00 per share;

     - common stock warrants;

     - preferred stock warrants;

     - debt securities warrants; and

     - any combination of the foregoing, either individually or as units.

     The terms of any specific offering of securities, including the terms of any units offered, will be set forth in a prospectus supplement relating to such offering. Our amended certificate of incorporation authorizes us to issue 75,000,000 shares of common stock and 10,000,000 shares of preferred stock. Of our preferred stock:

     - 13,000 shares have been designated as Junior Participating Preferred Stock, Series A,

     - 3,450,000 shares have been designated as 8 7/8% Series B Cumulative Redeemable Preferred Stock, and

     - 3,000,000 shares have been designated as Series C Cumulative Convertible Preferred Stock.

     As of October 25, 2001, we had issued 32,595,721 shares of common stock, 3,000,000 shares of 8 7/8% Series B preferred stock and 3,000,000 shares of Series C preferred stock.

     Our common stock is listed on the New York Stock Exchange under the symbol "HCN." We intend to apply to list any additional shares of common stock which are issued and sold hereunder. We may apply to list any additional series of preferred stock which are offered and sold hereunder, as described in the prospectus supplement relating to such preferred stock.

                         DESCRIPTION OF DEBT SECURITIES

     The debt securities sold under this prospectus will be our direct obligations, which may be secured or unsecured, and which may be senior or subordinated indebtedness. The debt securities may be guaranteed on a secured or unsecured, senior or subordinated basis, by one or more of our subsidiaries. The debt securities will be issued under one or more indentures between us and a specified trustee. Any indenture will be subject to and governed by the Trust Indenture Act of 1939, as amended. The statements made in this prospectus relating to any indentures and the debt securities to be issued under the indentures are summaries of certain anticipated provisions of the indentures and are not complete.

     The following is a summary of the material terms of our debt securities. Because it is a summary, it does not contain all of the information that may be important to you. If you want more information, you should read the forms of indentures which we have filed as exhibits to the registration statement of which this prospectus is part. We will file any final indentures and supplemental indentures if we issue debt securities. See "Where You Can Find Additional Information." This summary is also subject to and qualified by reference to the descriptions of the particular terms of your securities described in the applicable prospectus supplement.

GENERAL

     We may issue debt securities that rank "senior," "senior subordinated" or "junior subordinated." The debt securities that we refer to as "senior" will be our direct obligations and will rank equally and ratably in right of payment with our other indebtedness not subordinated. We may issue debt securities that will be subordinated in right of payment to the prior payment in full of senior debt, as defined in the applicable prospectus supplement, and may rank equally and ratably with the other senior subordinated indebtedness. We refer to these as "senior subordinated" securities. We may also issue debt securities that may be subordinated in right of payment to the senior subordinated securities. These would be "junior subordinated" securities. We have filed with the registration statement of which this prospectus is part three separate forms of indenture, one for the senior securities, one for the senior subordinated and one for the junior subordinated securities. We refer to senior subordinated and junior subordinated securities as "subordinated."

     We may issue the debt securities without limit as to aggregate principal amount, in one or more series, in each case as we establish in one or more supplemental indentures. We need not issue all debt securities of one series at the same time. Unless we otherwise provide, we may reopen a series, without the consent of the holders of the series, for issuances of additional securities of that series.

     We anticipate that any indenture will provide that we may, but need not, designate more than one trustee under an indenture, each with respect to one or more series of debt securities. Any trustee under any indenture may resign or be removed with respect to one or more series of debt securities, and we may appoint a successor trustee to act with respect to that series. The applicable prospectus supplement will describe the specific terms relating to the series of debt securities we will offer, including, where applicable, the following:

     - the title and series designation and whether they are senior securities, senior subordinated securities or subordinated securities;

     - the aggregate principal amount of the securities;

     - the percentage of the principal amount at which we will issue the debt securities and, if other than the principal amount of the debt securities, the portion of the principal amount of the debt securities payable upon maturity of the debt securities;

     - if convertible, the securities into which they are convertible, the initial conversion price, the conversion period and any other terms governing such conversion;

     - the stated maturity date;

     - any fixed or variable interest rate or rates per annum;

     - the place where principal, premium, if any, and interest will be payable and where the debt securities can be surrendered for transfer, exchange or conversion;

     - the date from which interest may accrue and any interest payment dates;

     - any sinking fund requirements;

     - any provisions for redemption, including the redemption price and any remarketing arrangements;

     - whether the securities are denominated or payable in United States dollars or a foreign currency or units of two or more foreign currencies;

     - the events of default and covenants of such securities, to the extent different from or in addition to those described in this prospectus;

     - whether we will issue the debt securities in certificated or book-entry form;

     - whether the debt securities will be in registered or bearer form and, if in registered form, the denominations if other than in even multiples of $1,000 and, if in bearer form, the denominations and terms and conditions relating thereto;

     - whether we will issue any of the debt securities in permanent global form and, if so, the terms and conditions, if any, upon which interests in the global security may be exchanged, in whole or in part, for the individual debt securities represented by the global security;

     - the applicability, if any, of the defeasance and covenant defeasance provisions described in this prospectus or any prospectus supplement;

     - whether we will pay additional amounts on the securities in respect of any tax, assessment or governmental charge and, if so, whether we will have the option to redeem the debt securities instead of making this payment;

     - the subordination provisions, if any, relating to the debt securities;

     - if the debt securities are to be issued upon the exercise of debt warrants, the time, manner and place for them to be authenticated and delivered;

     - whether any of our subsidiaries will be bound by the terms of the indenture, in particular any restrictive covenants;

     - the provisions relating to any security provided for the debt securities; and

     - the provisions relating to any guarantee of the debt securities.

     We may issue debt securities at less than the principal amount payable at maturity. We refer to these securities as "original issue discount" securities. If material or applicable, we will describe in the applicable prospectus supplement special U.S. federal income tax, accounting and other considerations applicable to original issue discount securities.

     Except as may be described in any prospectus supplement, an indenture will not contain any other provisions that would limit our ability to incur indebtedness or that would afford holders of the debt securities protection in the event of a highly leveraged or similar transaction involving us or in the event of a change of control. You should review carefully the applicable prospectus supplement for information with respect to events of default and covenants applicable to the securities being offered.

DENOMINATIONS, INTEREST, REGISTRATION AND TRANSFER

     Unless otherwise described in the applicable prospectus supplement, we will issue the debt securities of any series that are registered securities in denominations that are even multiples of $1,000, other than global securities, which may be of any denomination.

     Unless otherwise specified in the applicable prospectus supplement, we will pay the interest, principal and any premium at the corporate trust office of the trustee. At our option, however, we may make payment of interest by check mailed to the address of the person entitled to the payment as it appears in the applicable register or by wire transfer of funds to that person at an account maintained within the United States.

     If we do not punctually pay or otherwise provide for interest on any interest payment date, the defaulted interest will be paid either:

     - to the person in whose name the debt security is registered at the close of business on a special record date the trustee will fix; or

     - in any other lawful manner, all as the applicable indenture describes.

     You may have your debt securities divided into more debt securities of smaller denominations or combined into fewer debt securities of larger denominations, as long as the total principal amount is not changed. We call this an "exchange." You may exchange or transfer debt securities at the office of the applicable trustee. The trustee acts as our agent for registering debt securities in the names of holders and transferring debt securities. We may change this appointment to another entity or perform it ourselves.

     The entity performing the role of maintaining the list of registered holders is called the "registrar." It will also perform transfers. You will not be required to pay a service charge to transfer or exchange debt securities, but you may be required to pay for any tax or other governmental charge associated with the exchange or transfer. The security registrar will make the transfer or exchange only if it is satisfied with your proof of ownership.

MERGER, CONSOLIDATION OR SALE OF ASSETS

     Under any indenture, we are generally permitted to consolidate or merge with another company. We are also permitted to sell substantially all of our assets to another company, or to buy substantially all of the assets of another company. However, we may not take any of these actions unless the following conditions are met:

     - if we merge out of existence or sell our assets, the other company must be an entity organized under the laws of one of the states of the United States or the District of Columbia or under United States federal law and must agree to be legally responsible for our debt securities; and

     - immediately after the merger, sale of assets or other transaction, we may not be in default on the debt securities. A default for this purpose would include any event that would be an event of default if the requirements for giving us default notice or our default having to exist for a specific period of time were disregarded.

CERTAIN COVENANTS

     Existence. Except as permitted as described above under " -- Merger, Consolidation or Sale of Assets," we will agree to do all things necessary to preserve and keep our existence, rights and franchises, provided that it is in our best interests for the conduct of business.

     Provisions of Financial Information. Whether or not we remain required to do so under the Exchange Act, to the extent permitted by law, we will agree to file all annual, quarterly and other reports and financial statements with the SEC and an indenture trustee on or before the applicable SEC filing dates as if we were required to do so.

     Additional Covenants. Any additional or different covenants or modifications to the foregoing covenants with respect to any series of debt securities will be described in the applicable prospectus supplement.

EVENTS OF DEFAULT AND RELATED MATTERS

     Events of Default. The term "event of default" for any series of debt securities means any of the following:

     - We do not pay the principal or any premium on a debt security of that series within 30 days after its maturity date.

     - We do not pay interest on a debt security of that series within 30 days after its due date.

     - We do not deposit any sinking fund payment for that series within 30 days after its due date.

     - We remain in breach of any other term of the applicable indenture (other than a term added to the indenture solely for the benefit of another series) for 60 days after we receive a notice of default stating we are in breach. Either the trustee or holders of more than 50% in principal amount of debt securities of the affected series may send the notice.

     - We default under any of our other indebtedness in specified amounts after the expiration of any applicable grace period, which default results in the acceleration of the maturity of such indebtedness. Such default is not an event of default if the other indebtedness is discharged, or the acceleration is rescinded or annulled, within a period of 10 days after we receive notice specifying the default and requiring that we discharge the other indebtedness or cause the acceleration to be rescinded or annulled. Either the trustee or the holders of more than 50% in principal amount of debt securities of the affected series may send the notice.

     - We or one of our "significant subsidiaries," if any, files for bankruptcy or certain other events in bankruptcy, insolvency or reorganization occur. The term "significant subsidiary" means each of our significant subsidiaries, if any, as defined in Regulation S-X under the Securities Act.

     - Any other event of default described in the applicable prospectus supplement occurs.

     Remedies if an Event of Default Occurs. If an event of default has occurred and has not been cured, the trustee or the holders of at least a majority in principal amount of the debt securities of the affected series may declare the entire principal amount of all the debt securities of that series to be due and immediately payable. If an event of default occurs because of certain events in bankruptcy, insolvency or reorganization, the principal amount of all the debt securities of that series will be automatically accelerated, without any action by the trustee or any holder. At any time after the trustee or the holders have accelerated any series of debt securities, but before a judgment or decree for payment of the money due has been obtained, the holders of at least a majority in principal amount of the debt securities of the affected series may, under certain circumstances, rescind and annul such acceleration.

     The trustee will be required to give notice to the holders of debt securities within 90 days after a default under the applicable indenture unless the default has been cured or waived. The trustee may withhold notice to the holders of any series of debt securities of any default with respect to that series, except a default in the payment of the principal of or interest on any debt security of that series, if specified responsible officers of the trustee in good faith determine that withholding the notice is in the interest of the holders.

     Except in cases of default, where the trustee has some special duties, the trustee is not required to take any action under the applicable indenture at the request of any holders unless the holders offer the trustee reasonable protection from expenses and liability. We refer to this as an "indemnity." If reasonable indemnity is provided, the holders of a majority in principal amount of the outstanding securities of the relevant series may direct the time, method and place of conducting any lawsuit or other formal legal action seeking any remedy available to the trustee. These majority holders may also direct the trustee in performing any other action under the applicable indenture, subject to certain limitations.

     Before you bypass the trustee and bring your own lawsuit or other formal legal action or take other steps to enforce your rights or protect your interests relating to the debt securities, the following must occur:

     - you must give the trustee written notice that an event of default has occurred and remains uncured;

     - the holders of at least a majority in principal amount of all outstanding securities of the relevant series must make a written request that the trustee take action because of the default, and must offer reasonable indemnity to the trustee against the cost and other liabilities of taking that action; and

     - the trustee must have not taken action for 60 days after receipt of the notice and offer of indemnity.

     However, you are entitled at any time to bring a lawsuit for the payment of money due on your security after its due date.

     Every year we will furnish to the trustee a written statement by certain of our officers certifying that to their knowledge we are in compliance with the applicable indenture and the debt securities, or else specifying any default.

MODIFICATION OF AN INDENTURE

     There are three types of changes we can make to the indentures and the debt securities:

     Changes Requiring Your Approval. First, there are changes we cannot make to your debt securities without your specific approval. The following is a list of those types of changes:

     - change the stated maturity of the principal or interest on a debt security;

     - reduce any amounts due on a debt security;

     - reduce the amount of principal payable upon acceleration of the maturity of a debt security following a default;

     - change the currency of payment on a debt security;

     - impair your right to sue for payment;

     - modify the subordination provisions, if any, in a manner that is adverse to you;

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

     - reduce the percentage of holders of debt securities whose consent is needed to modify or amend an indenture or to waive compliance with certain provisions of an indenture;

     - reduce the percentage of holders of debt securities whose consent is needed to waive past defaults or change certain provisions of the indenture relating to waivers of default;

     - waive a default or event of default in the payment of principal of or premium, if any, or interest on the debt securities; or

     - modify any of the foregoing provisions.

     Changes Requiring a Majority Vote. The second type of change to an indenture and the debt securities is the kind that requires a vote in favor by holders of debt securities owning a majority of the principal amount of the particular series affected. Most changes fall into this category, except for clarifying changes and certain other changes that would not materially adversely affect holders of the debt securities. We require the same vote to obtain a waiver of a past default. However, we cannot obtain a waiver of a payment default or any other aspect of an indenture or the debt securities listed in the first category described above under "-- Changes Requiring Your Approval" unless we obtain your individual consent to the waiver.

     Changes Not Requiring Approval. The third type of change does not require any vote by holders of debt securities. This type is limited to clarifications and certain other changes that would not materially adversely affect holders of the debt securities.

     Further Details Concerning Voting. Debt securities are not considered outstanding, and therefore the holders thereof are not eligible to vote if we have deposited or set aside in trust for you money for their payment or redemption or if we or one of our affiliates own them. The holders of debt securities are also not eligible to vote if they have been fully defeased as described immediately below under " -- Discharge, Defeasance and Covenant Defeasance -- Full Defeasance." For original issue discount securities, we will use the principal amount that would be due and payable on the voting date if the maturity of the debt securities were accelerated to that date because of a default.

DISCHARGE, DEFEASANCE AND COVENANT DEFEASANCE

     Discharge. We may discharge some obligations to holders of any series of debt securities that either have become due and payable or will become due and payable within one year, or scheduled for redemption within one year, by irrevocably depositing with the trustee, in trust, funds in the applicable currency in an amount sufficient to pay the debt securities, including any premium and interest.

     Full Defeasance. We can, under particular circumstances, effect a full defeasance of your series of debt securities. By this we mean we can legally release ourselves from any payment or other obligations on the debt securities if, among other things, we put in place the arrangements described below to repay you and deliver certain certificates and opinions to the trustee:

     - we must deposit in trust for your benefit and the benefit of all other direct holders of the debt securities a combination of money or U.S. government agency notes or bonds or, in some circumstances, depositary receipts representing these notes or bonds, that will generate enough cash to make interest, principal and any other payments on the debt securities on their various due dates;

     - the current federal tax law must be changed or an IRS ruling must be issued permitting the above deposit without causing you to be taxed on the debt securities any differently than if we did not make the deposit and just repaid the debt securities ourselves. Under current federal income tax law, the deposit and our legal release from the debt securities would be treated as though we took back your debt securities and gave you your share of the cash and notes or bonds deposited in trust. In that event, you could recognize gain or loss on the debt securities you give back to us; and

     - we must deliver to the trustee a legal opinion confirming the tax law change described above.

     If we did accomplish full defeasance, you would have to rely solely on the trust deposit for repayment on the debt securities. You could not look to us for repayment in the unlikely event of any shortfall. Conversely, the trust deposit would most likely be protected from claims of our lenders and other creditors if we ever became bankrupt or insolvent. You would also be released from any subordination provisions.

     Covenant Defeasance. Under current federal income tax law, we can make the same type of deposit described above and be released from some of the restrictive covenants in the debt securities. This is called "covenant defeasance." In that event, you would lose the protection of those restrictive covenants but would gain the protection of having money and securities set aside in trust to repay the securities and you would be released from any subordination provisions.

     If we accomplish covenant defeasance, the following provisions of an indenture and the debt securities would no longer apply:

     - any covenants applicable to the series of debt securities and described in the applicable prospectus supplement;

     - any subordination provisions; and

     - certain events of default relating to breach of covenants and acceleration of the maturity of other debt set forth in any prospectus supplement.

     If we accomplish covenant defeasance, you can still look to us for repayment of the debt securities if a shortfall in the trust deposit occurred. If one of the remaining events of default occurs, for example, our bankruptcy, and the debt securities become immediately due and payable, there may be a shortfall. Depending on the event causing the default, you may not be able to obtain payment of the shortfall.

SUBORDINATION

     We will describe in the applicable prospectus supplement the terms and conditions, if any, upon which any series of senior subordinated securities or subordinated securities is subordinated to debt securities of another series or to our other indebtedness. The terms will include a description of:

     - the indebtedness ranking senior to the debt securities being offered;

     - the restrictions, if any, on payments to the holders of the debt securities being offered while a default with respect to the senior indebtedness is continuing;

     - the restrictions, if any, on payments to the holders of the debt securities being offered following an event of default; and

     - provisions requiring holders of the debt securities being offered to remit some payments to holders of senior indebtedness.

GUARANTEES

     Our payment obligations under any series of our debt securities may be guaranteed by some or all of our subsidiaries. The guarantees may be secured or unsecured and may be senior or subordinated obligations. The guarantors will be identified and the terms of the guarantees will be described in the applicable prospectus supplement.

GLOBAL SECURITIES

     If so set forth in the applicable prospectus supplement, we may issue the debt securities of a series in whole or in part in the form of one or more global securities that will be deposited with a depositary identified in the prospectus supplement. We may issue global securities in either registered or bearer form and in either temporary or permanent form. The specific terms of the depositary arrangement with respect to any series of debt securities will be described in the prospectus supplement.

                        DESCRIPTION OF OUR COMMON STOCK

     The following is a summary of certain provisions of our amended certificate of incorporation and by-laws, which documents set forth certain terms of our common stock. Because this summary is not complete, you should refer to such documents for complete information. Copies of our certificate of incorporation and by-laws, as amended, are incorporated by reference as exhibits to the registration statement of which this prospectus is a part.

GENERAL

     Common stock holders are entitled to receive dividends when declared by the Board of Directors and after payment of, or provision for, full cumulative dividends on and any required redemptions of shares of preferred stock then outstanding. Common stock holders have one vote per share, and there are no cumulative voting rights. If we are voluntarily or involuntarily liquidated or dissolved, common stock holders are to share ratably in our distributable assets remaining after the satisfaction of all of our debts and liabilities and the preferred stock holders' prior preferential rights. Common stock holders do not have preemptive rights. The common stock will be, when issued, fully paid and nonassessable. The common stock is subject to restrictions on transfer under certain circumstances described under "Restrictions on Transfer of Securities" below. The transfer agent for our common stock is Mellon Investor Services, L.L.C.

     Each outstanding share of our common stock is accompanied by a right to purchase one one-thousandth of a share of our junior participation preferred stock, Series A, at the price of $48, subject to certain anti-dilution adjustments. We have designated and reserved 13,000 shares of our preferred stock as such Class A preferred stock for issuance upon exercise of the rights. The existence of such rights could have the effect of delaying, deterring or preventing a change in our control. The purchase rights and the Class A preferred stock are more fully discussed below under the caption "Share Purchase Rights." For a description of other provisions of our amended certificate of incorporation and by-laws that could have the effect of delaying, deterring or preventing a change in our control, please see "Description of Certain Provisions of Our Certificate of Incorporation and By-Laws" below.

     The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock which are outstanding or which we may designate and issue in the future. See "Description of Our Preferred Stock" below.

SHARE PURCHASE RIGHTS

     On July 19, 1994, our board of directors adopted a shareholder rights plan, commonly referred to as a "poison pill," which authorized the issuance of one preferred share purchase right for each outstanding share of common stock. Under certain conditions, each right may be exercised to purchase one one-thousandth of a share of our Junior Participating Preferred Stock, Series A, for $48, subject to certain anti-dilution adjustments. The number of rights outstanding and Series A preferred stock issuable upon exercise, as well as the Series A preferred stock purchase price, are subject to customary antidilution adjustments.

     The rights are evidenced by the certificates for shares of common stock, and in general are not transferable apart from the common stock or exercisable until after a party has acquired beneficial ownership of, or made a tender offer for 15% or more of our outstanding common stock, or the occurrence of other events as specified in a rights agreement between us and Mellon Investor Services, L.L.C., as rights agent. Under certain conditions as specified in the rights agreement, including but not limited to, the acquisition by a party of 15% or more of our outstanding common stock, or the acquisition of us in a merger or other business combination, each holder of a right (other than an acquiring person, whose rights will be void) will receive upon its exercise and payment of the exercise price that number of shares of our common stock, or the common stock of the other party, as applicable, having a market value of two times the exercise price of the right.

     The rights expire on August 5, 2004, and until they are exercised, their holder will have no rights as a shareholder. At our option, the rights may be redeemed in whole at a price of $.01 per right any time prior to becoming exercisable. In general, we may also exchange the rights at a ratio of one share of common stock per right after becoming exercisable but prior to any party acquiring 50% or more of the outstanding shares of common stock.

     Series A preferred stock issuable upon exercise of the rights will not be redeemable. Each share of Series A preferred stock will have 1,000 votes and will be entitled to:

     - a minimum preferential quarterly dividend payment equal to the greater of $25.00 per share or 1,000 times the amount of the dividends per share paid on the common stock;

     - a liquidation preference in an amount equal to the greater of $100 or 1,000 times the amount per share paid on the common stock; and

     - a payment in connection with a business combination in which shares of common stock are exchanged equal to 1,000 times the amount per share paid on the common stock.

     The purchase rights have an anti-takeover effect that is intended to discourage coercive or unfair takeover tactics and to encourage any potential acquirer to negotiate a fair price for all of our shareholders. The purchase rights may cause substantial dilution to any party that may attempt to acquire us on terms not approved by our board of directors. However, the purchase rights are structured in a way so as not to interfere with any negotiated merger or other business combination.

                       DESCRIPTION OF OUR PREFERRED STOCK

     The following is a summary description of the material terms of our shares of preferred stock. Because it is a summary, it does not contain all of the information that may be important to you. If you want more information, you should read our amended certificate of incorporation and by-laws, copies of which have been filed with the SEC. See "Where You Can Find Additional Information." This summary is also subject to and qualified by reference to the description of the particular terms of your securities described in the applicable prospectus supplement.

GENERAL

     Our board of directors will determine the designations, preferences, limitations and relative rights of our authorized and unissued preferred shares. These may include:

     - the distinctive designation of each series and the number of shares that will constitute the series;

     - the voting rights, if any, of shares of the series;

     - the distribution rate on the shares of the series, any restriction, limitation or condition upon the payment of the distribution, whether distributions will be cumulative, and the dates on which distributions are payable;

     - the prices at which, and the terms and conditions on which, the shares of the series may be redeemed, if the shares are redeemable;

     - the purchase or sinking fund provisions, if any, for the purchase or redemption of shares of the series;

     - any preferential amount payable upon shares of the series upon our liquidation or the distribution of our assets;

     - if the shares are convertible, the price or rates of conversion at which, and the terms and conditions on which, the shares of the series may be converted into other securities; and

     - whether the series can be exchanged, at our option, into debt securities, and the terms and conditions of any permitted exchange.

     The issuance of preferred shares, or the issuance of rights to purchase preferred shares, could discourage an unsolicited acquisition proposal. In addition, the rights of holders of common shares will be subject to, and may be adversely affected by, the rights of holders of any preferred shares that we may issue in the future.

     The following describes some general terms and provisions of the preferred shares to which a prospectus supplement may relate. The statements below describing the preferred shares are in all respects subject to and qualified in their entirety by reference to the applicable provisions of our amended certificate of incorporation, including any applicable certificate of designation, and our by-laws.

     The prospectus supplement will describe the specific terms as to each issuance of preferred shares, including:

     - the description of the preferred shares;

     - the number of the preferred shares offered;

     - the voting rights, if any, of the holders of the preferred shares;

     - the offering price of the preferred shares;

     - the distribution rate, when distributions will be paid, or the method of determining the distribution rate if it is based on a formula or not otherwise fixed;

     - the date from which distributions on the preferred shares shall accumulate;

     - the provisions for any auctioning or remarketing, if any, of the preferred shares;

     - the provision, if any, for redemption or a sinking fund;

     - the liquidation preference per share;

     - any listing of the preferred shares on a securities exchange;

     - whether the preferred shares will be convertible and, if so, the security into which they are convertible and the terms and conditions of conversion, including the conversion price or the manner of determining it;

     - a discussion of federal income tax considerations;

     - the relative ranking and preferences of the preferred shares as to distribution and liquidation rights;

     - any limitations on issuance of any preferred shares ranking senior to or on a parity with the series of preferred shares being offered as to distribution and liquidation rights;

     - any limitations on direct or beneficial ownership and restrictions on transfer, in each case as may be appropriate to preserve our status as a real estate investment trust; and

     - any other specific terms, preferences, rights, limitations or restrictions of the preferred shares.

RANK

     Unless our board of directors otherwise determines and we so specify in the applicable prospectus supplement, we expect that the preferred shares will, with respect to distribution rights and rights upon liquidation or dissolution, rank senior to all our common shares.

DISTRIBUTIONS

     Holders of preferred shares of each series will be entitled to receive cash and/or share distributions at the rates and on the dates shown in the applicable prospectus supplement. Even though the preferred shares may specify a fixed rate of distribution, our board of directors must authorize and declare those distributions and they may be paid only out of assets legally available for payment. We will pay each distribution to holders of record as they appear on our share transfer books on the record dates fixed by our board of directors.

     Distributions on any series of preferred shares may be cumulative or noncumulative, as provided in the applicable prospectus supplement. We refer to each particular series, for ease of reference, as the applicable series. Cumulative distributions will be cumulative from and after the date shown in the applicable prospectus supplement. If our board of directors fails to authorize a distribution on any applicable series that is noncumulative, the holders will have no right to receive, and we will have no obligation to pay, a distribution in respect of the applicable distribution period, whether or not distributions on that series are declared payable in the future. If the applicable series is entitled to a cumulative distribution, we may not declare, or pay or set aside for payment, any full distributions on any other series of preferred shares ranking, as to distributions, on a parity with or junior to the applicable series, unless we declare, and either pay or set aside for payment, full cumulative distributions on the applicable series for all past distribution periods and the then current distribution period. If the applicable series does not have a cumulative distribution, we must declare, and pay or set aside for payment, full distributions for the then current distribution period only. When distributions are not paid, or set aside for payment, in full upon any applicable series and the shares of any other series ranking on a parity as to distributions with the applicable series, we must declare, and pay or set aside for payment, all distributions upon the applicable series and any other parity series proportionately, in accordance with accrued and unpaid distributions of the several series. For these purposes, accrued and unpaid distributions do not include unpaid distribution periods on noncumulative preferred shares. No interest will be payable in respect of any distribution payment that may be in arrears.

     Except as provided in the immediately preceding paragraph, unless we declare, and pay or set aside for payment, full cumulative distributions, including for the then current period, on any cumulative applicable series, we may not declare, or pay or set aside for payment, any distributions upon common shares or any other equity securities ranking junior to or on a parity with the applicable series as to distributions or upon liquidation. The foregoing restriction does not apply to distributions paid in common shares or other equity securities ranking junior to the applicable series as to distributions and upon liquidation. If the applicable series is noncumulative, we need only declare, and pay or set aside for payment, the distribution for the then current period, before declaring distributions on common shares or junior or parity securities. In addition, under the circumstances that we could not declare a distribution, we may not redeem, purchase or otherwise acquire for any consideration any common shares or other parity or junior equity securities, except upon conversion into or exchange for common shares or other junior equity securities. We may, however, make purchases and redemptions otherwise prohibited pursuant to certain redemptions or pro rata offers to purchase the outstanding shares of the applicable series and any other parity series of preferred shares.

     We will credit any distribution payment made on an applicable series first against the earliest accrued but unpaid distribution due with respect to the series.

REDEMPTION

     We may have the right or may be required to redeem one or more series of preferred shares, as a whole or in part, in each case upon the terms, if any, and at the times and at the redemption prices shown in the applicable prospectus supplement.

     If a series of preferred shares is subject to mandatory redemption, we will specify in the applicable prospectus supplement the number of shares we are required to redeem, when those redemptions start, the redemption price, and any other terms and conditions affecting the redemption. The redemption price will include all accrued and unpaid distributions, except in the case of noncumulative preferred shares. The redemption price may be payable in cash or other property, as specified in the applicable prospectus supplement. If the redemption price for preferred shares of any series is payable only from the net proceeds of our issuance of shares of capital stock, the terms of the preferred shares may provide that, if no shares of such capital stock shall have been issued or to the extent the net proceeds from any issuance are insufficient to pay in full the aggregate redemption price then due, the preferred shares will automatically and mandatorily be converted into shares of the applicable capital stock pursuant to conversion provisions specified in the applicable prospectus supplement.

LIQUIDATION PREFERENCE

     The applicable prospectus supplement will show the liquidation preference of the applicable series. Upon our voluntary or involuntary liquidation, before any distribution may be made to the holders of our common shares or any other shares of beneficial interest ranking junior in the distribution of assets upon any liquidation to the applicable series, the holders of that series will be entitled to receive, out of our assets legally available for distribution to shareholders, liquidating distributions in the amount of the liquidation preference, plus an amount equal to all distributions accrued and unpaid. In the case of a noncumulative applicable series, accrued and unpaid distributions include only the then current distribution period. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of preferred shares will have no right or claim to any of our remaining assets. If liquidating distributions shall have been made in full to all holders of preferred shares, our remaining assets will be distributed among the holders of any other shares of beneficial interest ranking junior to the preferred shares upon liquidation, according to their rights and preferences and in each case according to their number of shares.

     If, upon any voluntary or involuntary liquidation, our available assets are insufficient to pay the amount of the liquidating distributions on all outstanding shares of that series and the corresponding amounts payable on all shares of beneficial interest ranking on a parity in the distribution of assets with that series, then the holders of that series and all other equally ranking shares of beneficial interest shall share ratably in the distribution in proportion to the full liquidating distributions to which they would otherwise be entitled. For these purposes, our consolidation or merger with or into any other corporation or other entity, or the sale, lease or conveyance of all or substantially all of our property or business, will not be a liquidation.

VOTING RIGHTS

     Holders of the preferred shares will not have any voting rights, except as described below or as otherwise from time to time required by law or as specified in the applicable prospectus supplement.

     Unless otherwise provided for in an applicable series, so long as any preferred shares are outstanding, we may not, without the affirmative vote or consent of a majority of the shares of each series of preferred shares outstanding at that time:

     - authorize, create or increase the authorized or issued amount of any class or series of shares of beneficial interest ranking senior to that series of preferred shares with respect to distribution and liquidation rights;

     - reclassify any authorized shares of beneficial interest into a series of shares of beneficial interest ranking senior to that series of preferred shares with respect to distribution and liquidation rights;

     - create, authorize or issue any security or obligation convertible into or evidencing the right to purchase any shares of beneficial interest ranking senior to that series of preferred shares with respect to distribution and liquidation rights; and

     - amend, alter or repeal the provisions of our certificate of incorporation relating to that series of preferred shares that materially and adversely affects the series of preferred shares.

     The authorization, creation or increase of the authorized or issued amount of any class or series of shares of capital stock ranking on parity or junior to a series of preferred shares with respect to distribution and liquidation rights will not be deemed to materially and adversely affect that series.

CONVERSION RIGHTS

     We will describe in the applicable prospectus supplement the terms and conditions, if any, upon which you may, or we may require you to, convert shares of any series of preferred shares into common shares or any other class or series of shares of capital stock. The terms will include the number of common shares or other capital stock into which the preferred shares are convertible, the conversion price or manner of determining it, the conversion period, provisions as to whether conversion will be at the option of the holders of the series or at our option, the events requiring an adjustment of the conversion price, and provisions affecting conversion upon the redemption of shares of the series.

OUR EXCHANGE RIGHTS

     We will describe in the applicable prospectus supplement the terms and conditions, if any, upon which we can require you to exchange shares of any series of preferred shares for debt securities. If an exchange is required, you will receive debt securities with a principal amount equal to the liquidation preference of the applicable series of preferred shares. The other terms and provisions of the debt securities will not be materially less favorable to you than those of the series of preferred shares being exchanged.

                            DESCRIPTION OF WARRANTS

     The terms of any warrants offered by any prospectus supplement will be as described in such prospectus supplement, and as provided herein to the extent not modified in the prospectus supplement. We may issue warrants for the purchase of common stock, preferred stock or debt securities. Warrants may be issued independently or together with common stock, preferred stock or debt securities offered by any prospectus supplement and may be attached to or separate from such common stock, preferred stock, or debt securities. Each series of warrants will be issued under a separate warrant agreement to be entered into between us and a bank or trust company, as warrant agent, all as set forth in the prospectus supplement relating to the particular issue of offered warrants. The warrant agent will act solely as our agent in connection with the warrants of such series and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of warrants.

     The following summaries of certain provisions of the warrant agreement and warrants do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the warrant agreement and the warrants relating to each series of warrants which will be filed with the SEC and incorporated by reference as an exhibit to the registration statement of which this prospectus is a part at or prior to the time of the issuance of such series of warrants.

GENERAL

     In the case of warrants for the purchase of common stock or preferred stock, the applicable prospectus supplement will describe the terms of such warrants, including the following where applicable:

     - the offering price;

     - the aggregate number of shares purchasable upon exercise of such warrants, the exercise price, and in the case of warrants for preferred stock the designation, aggregate number and terms of the series of preferred stock purchasable upon exercise of such warrants;

     - the designation and terms of any series of preferred stock with which such warrants are being offered and the number of such warrants being offered with such preferred stock;

     - the date, if any, on and after which such warrants and the related series of preferred stock or common stock will be transferable separately;

     - the date on which the right to exercise such warrants shall commence and the expiration date;

     - any special United States Federal income tax consequences; and

     - any other terms of such warrants.

     If warrants for the purchase of debt securities are offered, the applicable prospectus supplement will describe the terms of such warrants, including the following where applicable:

     - the offering price;

     - the denominations and terms of the series of debt securities purchasable upon exercise of such warrants;

     - the designation and terms of any series of debt securities, with which such warrants are being offered with each such debt securities;

     - the date, if any, on and after which such warrants and the related series of debt securities will be transferable separately;

     - the principal amount of the series of debt securities purchasable upon exercise of each such warrant and the price at which such principal amount of debt securities of such series may be purchased upon such exercise;

     - the date on which the right shall expire;

     - whether the warrants will be issued in registered or bearer form;

     - any special United States Federal income tax consequences;

     - the terms, if any, on which we may accelerate the date by which the warrants must be exercised; and

     - any other terms of such warrants.

     Warrant certificates may be exchanged for new warrant certificates of different denominations, may be presented for registration of transfer if in registered form, and may be exercised at the corporate trust office of the warrant agent or any other office indicated in the applicable prospectus supplement.

     Prior to the exercise of any warrant to purchase debt securities, holders of such warrants will not have any of the rights of holders of the debt securities purchasable upon such exercise, including the right to receive payments of principal or premium, if any, or interest, if any, on such debt securities or to enforce covenants in the applicable indenture.

     Prior to the exercise of any warrants to purchase common stock or preferred stock, holders of such warrants will not have any rights of holders of such common stock or preferred stock, including the right to receive payments of dividends, if any, on such common stock or preferred stock, or to exercise any applicable right to vote.

EXERCISE OF SECURITIES WARRANTS

     Each warrant will entitle the holder to purchase a number of shares of common stock, preferred stock or such principal amount of debt securities, as the case may be, at such exercise price as shall in each case be set forth in, or calculable from, the prospectus supplement relating to the offered warrants. After the close of business on the expiration date of the warrant or such later date to which such expiration date may be extended by us, unexercised warrants will become void. Warrants may be exercised by delivering to the warrant agent payment as provided in the applicable prospectus supplement of the amount required to purchase the common stock, preferred stock or debt securities, as the case may be, purchasable upon such exercise together with certain information set forth on the reverse side of the warrant certificate. Warrants will be deemed to have been exercised upon receipt of payment of the exercise price, subject to the receipt within 5 business days, of the warrant certificate evidencing such warrants. Upon receipt of such payment and the warrant certificate properly completed and duly executed at the corporate trust office of the warrant agent or any other office indicated in the applicable prospectus supplement, we will, as soon as practicable, issue and deliver the common stock, preferred stock or debt securities, as the case may be, purchasable upon such exercise. If fewer than all of the warrants represented by such warrant certificate are exercised, a new warrant certificate will be issued for the remaining amount of warrants.

AMENDMENTS AND SUPPLEMENTS TO SECURITIES WARRANT AGREEMENT

     The warrant agreements may be amended or supplemented without the consent of the holders of the warrants issued thereunder to effect changes that are not inconsistent with the provisions of the warrants and that do not adversely affect the interests of the holders of the warrants.

COMMON STOCK WARRANT ADJUSTMENTS

     Unless otherwise indicated in the applicable prospectus supplement, the exercise price of, and the number of shares of common stock covered by a common stock warrant are subject to adjustment in certain events, including

     - payment of a dividend on the common stock payable in capital stock and stock splits, combinations or reclassifications of the common stock,

     - issuance to all holders of common stock of rights or warrants to subscribe for or purchase shares of common stock at less than their current market price, as defined in the warrant agreement for such series of common stock warrants, and

     - certain distributions of evidences of indebtedness or assets, including cash dividends or distributions paid out of consolidated earnings or retained earnings or dividends payable in common stock, or of subscription rights and warrants, excluding those referred to above.

     No adjustment in the exercise price of, and the number of shares of common stock covered by a common stock warrant will be made for regular quarterly or other periods of recurring cash dividends or distributions or for cash dividends or distributions to the extent paid from consolidated earnings or retained earnings. No adjustment will be required unless such adjustment would require a change of at least 1% in the exercise price then in effect.

     Except as stated above, the exercise price of, and the number of shares of common stock covered by, a common stock warrant will not be adjusted for the issuance of common stock or any securities convertible into or exchangeable for common stock, or carrying the right or option to purchase or otherwise acquire the foregoing in exchange for cash, other property or services. In the event of any:

     - consolidation or merger of us with or into any entity, other than a consolidation or a merger that does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of common stock,

     - sale, transfer, lease or conveyance of all or substantially all of our assets or

     - reclassification, capital reorganization or change of the common stock, other than solely a change in par value or from par value to no par value,

then any holder of a common stock warrant will be entitled, on or after the occurrence of any such event, to receive on exercise of such common stock warrant the kind and amount of shares of stock or other securities, cash or other property that the holder would have received had such holder exercised such holder's common stock warrant immediately prior to the occurrence of such event. If the consideration to be received upon exercise of the common stock warrant following any such event consists of common stock of the surviving entity, then from and after the occurrence of such event, the exercise price of such common stock warrant will be subject to the same anti-dilution and other adjustments described in the second preceding paragraph, applied as if such common stock were common stock.

                     RESTRICTIONS ON TRANSFER OF SECURITIES

     For us to qualify as a real estate investment trust, not more than 50% in value of our outstanding capital stock may be owned, directly or indirectly, by five or fewer individuals at any time during the last half of our taxable year. In order to ensure that this requirement is satisfied, under our by-laws we have the power to refuse to transfer shares of our common stock, or any security convertible into or exercisable for shares of our common stock, to any person whose acquisition of such shares or other securities would result in the direct or indirect beneficial ownership of more than 9.8% in value of our outstanding common stock. If any shares or other securities in excess of this limit are issued or transferred to any person, such issuance or transfer shall be valid only with respect to such amount of shares or securities as does not exceed this limit, and such issuance or transfer will be void with respect to the excess.

     If this provision of our by-laws is determined to be invalid by virtue of any legal decision, statute, rule or regulation, then the transferee of the shares or other securities will be deemed to have acted as our agent in acquiring the shares or other securities that are in excess of the limit, and will be deemed to hold such excess shares or securities on our behalf. As the equivalent of treasury securities for such purposes, the excess securities will not be entitled to any voting rights, will not be considered to be outstanding for quorum or voting purposes, and will not be entitled to receive dividends, interest or any other distribution with respect to such securities. Any person who receives dividends, interest or any other distribution in respect of the excess securities will hold the same as our agent and for the transferee of the excess securities following a permitted transfer.

     In addition, under our by-laws we may refuse to transfer any shares, passing either by voluntary transfer, by operation of law, or under the last will and testament of any shareholder, if such transfer would or might, in the opinion of our board of directors or counsel, disqualify us as a real estate investment trust.

            DESCRIPTION OF CERTAIN PROVISIONS OF OUR CERTIFICATE OF
                           INCORPORATION AND BY-LAWS

ANTI-TAKEOVER PROVISIONS

     Our amended certificate of incorporation and by-laws contain provisions that may have the effect of discouraging persons from acquiring large blocks of our stock or delaying or preventing a change in our control. The material provisions that may have such an effect are:

     - Classification of our board of directors into three classes with the term of only one class expiring each year.

     - A provision permitting our board of directors to make, amend or repeal our by-laws.

     - Authorization for our board of directors to issue preferred stock in series and to fix the rights and preferences of the series, including, among other things, whether and to what extent the shares of any series will have voting rights and the extent of the preferences of the shares of any series with respect to dividends and other matters (see "Description of Our Preferred Stock" above).

     - A prohibition on shareholders taking action by written consent in lieu of a meeting.

     - Advance notice procedures with respect to nominations of directors by shareholders.

     - The grant only to our board of directors of the right to call special meetings of shareholders.

     - Limitations on the number of shares of our capital stock that may be beneficially owned, directly or indirectly, by any one shareholder (see "Restrictions on Transfer of Securities" above).

     - Limitations on transactions that involve us and any shareholder who beneficially owns 5% or more of our common stock (see "Limitations on Transactions Involving Us and Our Shareholders" below).

     - A provision permitting amendment of certain of the provisions listed above only by an affirmative vote of the holders of at least three-quarters of all of the outstanding shares of our voting stock, voting together as a single class.

LIMITATIONS ON TRANSACTIONS INVOLVING US AND OUR SHAREHOLDERS

     Under our by-laws, in addition to any vote otherwise required by law, our certificate of incorporation or our by-laws, the following transactions will require the affirmative vote of the holders of at least seventy-five percent of the voting power of our then outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class:

     - Our merger or consolidation with or into

       - any shareholder that owns 5% or more of our voting stock; or

       - any other corporation or entity which is, or after such merger or consolidation would be, an affiliate of a shareholder that owns 5% or more of our voting stock.

     - Any sale, lease, exchange, mortgage, pledge, transfer or other disposition of substantially all of our assets, in one transaction or a series of transactions, to or with any shareholder that owns 5% or more of our voting stock or an affiliate of any such shareholder.

     - Any reclassification of our securities, including any reverse stock split, or recapitalization or any other transaction that has the effect, directly or indirectly, of increasing the proportionate share of the outstanding shares of any class of our equity securities that is directly or indirectly owned by any shareholder that owns 5% or more of our voting stock or any affiliate of such a shareholder, whether or not the transaction involves a such a shareholder.

     - The adoption of any plan or proposal for our liquidation or dissolution proposed by or on behalf of an shareholder that owns 5% or more of our voting stock or any affiliate of such a shareholder.

     These provisions will not apply to any of the transactions described above if:

     - we are at the time of the consummation of the transaction, and at all times throughout the preceding twelve months have been, directly or indirectly, the beneficial owner of a majority of each class of the outstanding equity securities of the 5% shareholder that is a party to the transaction; or

     - the transaction has been approved by a majority of the members of our board of directors who, at the time such approval is given, were not affiliates or nominees of the 5% shareholder and were either members of our board of directors prior to the time that the 5% shareholder became a 5% shareholder, or were successors of such directors on the recommendation of a majority of such directors then on the board of directors; or

     - both of the following conditions have been met:

       - the aggregate amount of the cash and the fair market value, as determined in good faith by our board of directors, of the consideration other than cash to be received per share by holders of our voting stock in such transaction shall be at least equal to the highest per share price paid by the 5% shareholder for any shares of voting stock acquired by it:

       - within the two-year period immediately prior to the first public announcement of the proposal of the transaction, or

       - in the transaction in which it became a 5% shareholder, whichever is higher; and

     - the consideration to be received by holders of a particular class of outstanding voting stock shall be in cash or in the same form as the 5% shareholder previously paid for shares of such voting stock. If the 5% shareholder paid for shares of any class of voting stock with varying forms of consideration, the form of consideration to be paid by the 5% shareholder for such class of voting stock shall be either cash or the form used to acquire the largest number of shares of such class of voting stock previously acquired by the shareholder.

     The foregoing summary of certain provisions of our amended certificate of incorporation and by-laws does not purport to be complete or to give effect to provisions of statutory or common law. The foregoing summary is subject to, and qualified in its entirety by reference to, the provisions of applicable law and our amended certificate of incorporation and by-laws, copies of which are incorporated by reference as exhibits to the registration statement of which this prospectus is a part.

                               REIT QUALIFICATION

     Generally, for each taxable year during which we qualify as a real estate investment trust, we will not be taxed on the portion of our taxable income, including capital gains, that we distribute to shareholders. Any undistributed income or gains will be taxed at regular corporate tax rates. We will be subject to tax at the highest corporate rate on our net income from foreclosure property, regardless of the amount of our distributions. The highest corporate tax rate is currently 35%. Should we fail to qualify as a real estate investment trust, we might incur debt and have to liquidate investments to pay the resulting higher taxes.

                              PLAN OF DISTRIBUTION

     We may sell the securities:

     - through underwriters or dealers;

     - through agents;

     - directly to purchasers; or

     - through a combination of any of these methods of sale.

     Any underwriter or agent involved in the offer and sale of the securities will be named in the applicable prospectus supplement. Direct sales to investors or our shareholders may be accomplished through subscription offerings or through shareholder purchase rights distributed to shareholders. In connection with subscription offerings or the distribution of shareholder purchase rights to shareholders, if all of the underlying securities are not subscribed for, we may sell any unsubscribed securities to third parties directly or through underwriters or agents. In addition, whether or not all of the underlying securities are subscribed for, we may concurrently offer additional securities to third parties directly or through underwriters or agents. If securities are to be sold through shareholder purchase rights, the shareholder purchase rights will be distributed as a dividend to the shareholders for which they will pay no separate consideration. The prospectus supplement with respect to the offer of securities under shareholder purchase rights will set forth the relevant terms of the shareholder purchase rights, including:

     - whether common stock, preferred stock or equity stock, or warrants for those securities will be offered under the shareholder purchase rights;

     - the number of those securities or warrants that will be offered under the shareholder purchase rights;

     - the period during which and the price at which the shareholder purchase rights will be exercisable;

     - the number of shareholder purchase rights then outstanding;

     - any provisions for changes to or adjustments in the exercise price of the shareholder purchase rights, and

     - any other material terms of the shareholder purchase rights.

     Underwriters may offer and sell the securities at:

     - fixed prices, which may be changed;

     - prices related to the prevailing market prices at the time of sale; or

     - negotiated prices.

     We also may, from time to time, authorize underwriters acting as our agents to offer and sell the securities upon the terms and conditions as are set forth in the applicable prospectus supplement. In connection with the sale of securities, underwriters may be deemed to have received compensation from us in the form of underwriting discounts or commissions and may also receive commissions from purchasers of securities for whom they may act as agent. Underwriters may sell securities to or through dealers, and these dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or commissions from the purchasers for whom they may act as agent, or both. The applicable prospectus supplement will disclose:

     - any underwriting compensation we pay to underwriters or agents in connection with the offering of securities and

     - any discounts, concessions or commissions allowed by underwriters to participating dealers.

     Under the Securities Act, underwriters, dealers and agents participating in the distribution of the securities may be deemed to be underwriters and any discounts and commissions received by them and any profit realized by them on resale of the securities may be deemed to be underwriting discounts and commissions. We may agree to indemnify underwriters, dealers and agents against civil liabilities, including liabilities under the Securities Act and to make contribution to them in connection with those liabilities.

     If indicated in the applicable prospectus supplement, we may also offer and sell securities through a firm that will remarket the securities. These firms may act as principals for their own account or as our agents. These firms may be deemed to be underwriters in connection with the securities being remarketed. We may agree to indemnify these firms against liabilities, including liabilities under the Securities Act.

     If indicated in the applicable prospectus supplement, we will authorize dealers acting as our agents to solicit offers by institutions to purchase securities at the offering price set forth in that prospectus supplement under delayed delivery contracts providing for payment and delivery on the dates stated in the prospectus supplement. Each contract will be for an amount not less than, and the aggregate principal amount of securities sold under contracts will be not less nor more than, the respective amounts stated in the applicable prospectus supplement. Institutions with whom contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions, and other institutions but will in all cases be subject to our approval. Contracts will not be subject to any conditions except:

     - the purchase by an institution of the securities covered by its contracts will not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which the institution is subject, and

     - if the securities are being sold to underwriters, we will have sold to them the total principal amount of the securities less the principal amount of the securities covered by contracts.

     Agents and underwriters will have no responsibility in respect of the delivery or performance of contracts.

     Some of the underwriters and their affiliates may engage in transactions with or perform services for us in the ordinary course of business.

                                 LEGAL OPINIONS

     The validity of the securities offered will be passed upon by Shumaker, Loop & Kendrick, LLP, Toledo, Ohio.

                                    EXPERTS

     Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedules included in our Annual Report on Form 10-K for the year ended December 31, 2000, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedules are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide information different from that contained in this prospectus supplement and the accompanying prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospectus may have changed since then.

                            ------------------------

                               TABLE OF CONTENTS

                                                  PAGE
                                                  ----
                 PROSPECTUS SUPPLEMENT
Prospectus Supplement Summary...................     S-2
Risk Factors....................................     S-5
Cautionary Statement Concerning Forward-Looking
  Statements....................................     S-6
The Company.....................................     S-6
Ratio of Earnings to Fixed Charges..............     S-9
Use of Proceeds.................................     S-9
Recent Developments.............................     S-9
Capitalization..................................    S-10
Selected Financial Information..................    S-11
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations....................................    S-12
Management and Directors........................    S-18
Description of the Notes........................    S-19
Description of Other Indebtedness...............    S-27
Taxation........................................    S-27
Underwriting....................................    S-29
Legal Matters...................................    S-30
Experts.........................................    S-30

                       PROSPECTUS
About this Prospectus...........................       3
Cautionary Note Regarding Forward-Looking
  Statements....................................       3
Where You Can Find Additional Information.......       4
Documents Incorporated by Reference.............       4
About Our Company...............................       5
Risk Factors....................................       6
How We Intend to Use the Proceeds...............       6
Ratios Of Earnings to Fixed Charges and Earnings
  to Combined Fixed Charges and Preferred Stock
  Dividends.....................................       6
General Description of the Offered Securities...       6
Description of Debt Securities..................       7
Description of Our Common Stock.................      14
Description of Our Preferred Stock..............      15
Description of Warrants.........................      19
Restrictions on Transfer of Securities..........      22
Description of Certain Provisions of Our
  Certificate of Incorporation and By-Laws......      22
REIT Qualification..............................      24
Plan of Distribution............................      24
Legal Opinions..................................      26
Experts.........................................      26

   HEALTH CARE REIT LOGO

   $150,000,000

   8.0% NOTES
   DUE SEPTEMBER 12, 2012



   DEUTSCHE BANK SECURITIES

   UBS WARBURG



   PROSPECTUS SUPPLEMENT

   SEPTEMBER 6, 2002